SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1

We have carried out limited reviews of the interim balance sheet and statement of income of Unibanco - União de Bancos Brasileiros S.A. and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) as of and for the three-month periods ended June 30, 2004 and March 31, 2004, respectively. The interim balance sheets and statements of income are the responsibility of the Company's management.

2

Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank's and its consolidated financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4

The statements of added value and cash flows, which are presented in Note 21 to provide supplementary information in respect of Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings Consolidated are not required as an integral part of these quarterly financial statements. The statements of added value and cash flows have been submitted to the limited review procedures described in paragraph 2 and nothing has come to our attention that causes us to believe that the statements of added value and cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5

The accompanying quarterly information includes accounting information relating to the quarter ended June 30, 2003 presented for comparison purposes. The limited review for the quarter ended June 30, 2003 was conducted by other independent auditors, whose report dated August 11, 2003, expresses an unqualified opinion.

São Paulo.
August 6, 2004.

PricewaterhouseCoopers
Auditores Independentes	Paulo Sergio Miron
CRC 2SP000160/O-5	Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – JUNE 30, 2004	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901		4 – TOWN São Paulo		5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-1313	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4830	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 - NAME JOSÉ LUCAS FERREIRA DE MELO
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
4 - POST CODE 05423-901		5 – TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 55 (11) 3097-4830	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2004	Dec 31, 2004	2	Apr 1, 2004	Jun 30, 2004	1	Jan 1, 2004	Mar 31, 2004

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287
11 - Responsible Partner Name Paulo Sergio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER June 30, 2004	2 - PRIOR QUARTER March 31, 2004	3 - SAME QUARTER PRIOR YEAR June 30, 2003
Paid-Up Capital
1 – Common	75,565,816,851	75,565,816,851	75,568,744,349
2 – Preferred	65,320,016,467	65,320,016,467	65,317,088,969
3 – Total	140,885,833,318	140,885,833,318	140,885,833,318
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	1,274,411,244	3,274,411,244	3,274,411,244
6 – Total	1,274,411,244	3,274,411,244	3,274,411,244

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 1090100 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	Jul 7, 2004	Interest on own capital	Aug 2, 2004	Common shares	0.0016562000
02	RCA	Jul 7, 2004	Interest on own capital	Aug 2, 2004	Preferred shares	0.0018218000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE August 12, 2004	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - JUNE 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousand of Reais

ASSETS	June 30, 2004	March 31, 2004

CURRENT ASSETS	45,208,183	39,459,082

CASH AND DUE FROM BANKS	814,854	786,312

SHORT-TERM INTERBANK INVESTMENTS	16,274,346	12,286,666
Securities purchased under resale agreements	10,373,679	7,683,572
Interbank deposits	5,741,810	4,539,519
Foreign currency investments	158,857	63,575

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,920,919	7,033,915
Own portfolio	3,490,909	3,660,772
Subject to repurchase commitments	233,802	164,713
Pledged with Brazilian Central Bank	2,475,737	2,240,251
Pledged under guarantees rendered	393,954	549,520
Derivative financial instruments	326,517	418,659

INTERBANK ACCOUNTS	4,548,620	4,106,048
Payments and receipts pending settlement	640,504	433,741
Compulsory deposits:
- Brazilian Central Bank	3,904,333	3,669,514
- National Housing System - SFH	1,621	1,427
Correspondent banks	2,162	1,366

INTERDEPARTMENTAL ACCOUNTS	97,307	8,341
Third-party funds in transit	145	3,309
Internal transfers of funds	97,162	5,032

LENDING OPERATIONS	11,914,140	10,932,934
Lending operations:
- Public sector	295,698	347,299
- Private sector	12,216,923	11,211,583
Allowance for lending losses	(598,481)	(625,948)

OTHER CREDITS	4,424,605	4,092,657
Foreign exchange portfolio	2,983,179	2,682,599
Income receivable	297,694	327,568
Negotiation and intermediation of securities	221,087	53,924
Sundry	946,082	1,050,369
Allowance for other credits losses	(23,437)	(21,803)

OTHER ASSETS	213,392	212,209
Other assets	68,439	81,606
Allowance for other assets losses	(20,516)	(31,420)
Prepaid expenses	165,469	162,023

LONG-TERM ASSETS	14,654,559	14,527,452

INTERBANK INVESTMENTS	91,975	237,263
Interbank deposits	91,975	237,263

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	4,947,922	4,774,238
Own portfolio	2,851,998	2,803,772
Subject to repurchase commitments	1,355,125	1,213,337
Pledged with Brazilian Central Bank	312,924	294,843
Pledged under guarantees rendered	372,424	356,354
Derivative financial instruments	55,451	105,932

INTERBANK ACCOUNTS	44,438	40,341
Compulsory deposits:
- National Housing System - SFH	44,438	40,341

LENDING OPERATIONS	6,804,434	6,884,699
Lending operations:
- Public sector	332,712	239,827
- Private sector	6,740,837	6,875,128
Allowance for lending losses	(269,115)	(230,256)

OTHER CREDITS	2,725,632	2,558,413
Receivables on guarantees honored	1,197	1,118
Foreign exchange portfolio	463	411
Income receivable	2,827	2,845
Sundry	2,722,777	2,555,521
Allowance for other credits losses	(1,632)	(1,482)

OTHER ASSETS	40,158	32,498
Prepaid expenses	40,158	32,498

PERMANENT ASSETS	6,658,258	6,072,362

INVESTMENTS	5,908,526	5,291,111
Investments in subsidiary and associated companies	4,646,657	4,038,075
-Local	3,559,415	2,993,300
-Foreign	1,087,242	1,044,775
Goodwill on acquisitions of subsidiary companies	1,228,251	1,221,285
Other investments	64,402	57,010
Allowance for losses	(30,784)	(25,259)

FIXED ASSETS	348,289	367,735
Land and buildings in use	166,139	172,170
Other fixed assets	737,452	729,580
Accumulated depreciation	(555,302)	(534,015)

DEFERRED CHARGES	401,443	413,516
Organization and expansion costs	762,544	761,273
Accumulated amortization	(361,101)	(347,757)

T O T A L	66,521,000	60,058,896

BALANCE SHEET
Amounts expressed in thousand of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2004	March 31, 2004

CURRENT LIABILITIES	41,067,250	35,209,688

DEPOSITS	19,656,851	17,779,012
Demand deposits	2,919,376	2,480,719
Savings deposits	5,359,591	5,345,161
Interbank deposits	534,638	395,663
Time deposits	10,843,246	9,557,469

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,555,995	7,224,567
Own portfolio	1,556,192	1,290,585
Third parties portfolio	5,799,551	5,910,522
Unrestricted portfolio	3,200,252	23,460

RESOURCES FROM SECURITIES ISSUED	1,617,818	2,343,549
Mortgage notes	617,976	774,516
Securities abroad	999,842	1,569,033

INTERBANK ACCOUNTS	567,673	431,082
Receipts and payments pending settlement	541,239	413,084
Correspondent banks	26,434	17,998

INTERDEPARTMENTAL ACCOUNTS	506,323	411,774
Third-party funds in transit	506,311	374,004
Internal transfers of funds	12	37,770

BORROWINGS	3,487,438	3,003,403
Borrowings in Brazil - governmental agencies	349	316
Foreign borrowings	3,487,089	3,003,087

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,401,633	1,303,185
BNDES (National Economic Development Bank)	651,442	675,626
FINAME (National Industrial Financing Authority)	729,271	585,799
Other	20,920	41,760

FOREIGN ONLENDINGS	72,921	39,219
Foreign onlendings	72,921	39,219

OTHER LIABILITIES	3,200,598	2,673,897
Collection of taxes and social contributions	267,894	283,961
Foreign exchange portfolio	1,153,850	1,105,603
Social and statutory	259,178	154,387
Taxes and social security	135,051	117,725
Negotiation and intermediation of securities	33,580	14,679
Accounts payable for purchase of assets	41,598	41,157
Subordinated debt	11,837	35,628
Derivative financial instruments	217,748	222,272
Sundry	1,079,862	698,485

LONG-TERM LIABILITIES	17,723,015	17,478,674

DEPOSITS	8,004,755	8,434,733
Interbank deposits	45,012	281,941
Time deposits	7,959,743	8,152,792

RESOURCES FROM SECURITIES ISSUED	448,082	442,139
Mortgage notes	-	5,456
Securities abroad	448,082	436,683

BORROWINGS	542,743	330,472
Borrowings in Brazil - governmental agencies	781	814
Foreign borrowings	541,962	329,658

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,922,080	3,178,307
BNDES (National Economic Development Bank)	2,071,911	2,163,228
FINAME (National Industrial Financing Authority)	722,231	919,137
Other	127,938	95,942

FOREIGN ONLENDINGS	184,986	210,703
Foreign onlendings	184,986	210,703

OTHER LIABILITIES	5,620,369	4,882,320
Taxes and social security	255,269	218,147
Accounts payable for purchase of assets	3,647	22,156
Subordinated debt	1,573,938	1,483,554
Derivative financial instruments	77,016	82,931
Sundry	3,710,499	3,075,532

DEFERRED INCOME	26,346	12,348
Deferred income	26,346	12,348

STOCKHOLDERS' EQUITY	7,704,389	7,358,186
Capital:	5,000,000	3,690,602
- Local residents	3,482,339	2,572,550
- Foreign residents	1,517,661	1,118,052
Capital reserves	158,685	158,473
Revaluation reserve on subsidiaries	9,807	10,013
Revenue reserves	2,683,579	3,650,033
- Legal	355,987	326,949
- Statutory reserves	2,263,694	3,009,186
- Special dividends not distributed	63,898	63,898
- Retained earnings	-	250,000
Unrealized gains and losses - marketable securities
and derivative financial instruments	(96,259)	(166,064)
Treasury stocks	(51,423)	(132,123)
Retained earnings	-	147,252

T O T A L	66,521,000	60,058,896

STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)

	From April 1, 2004	From January 1, 2004	From April 1, 2003	From January 1, 2003
	To June 30, 2004	To June 30, 2004	To June 30, 2003	To June 30, 2003

REVENUE FROM FINANCIAL INTERMEDIATION	2,272,545	4,299,080	2,072,368	4,441,846
Lending operations	1,268,315	2,389,498	1,132,059	2,290,748
Marketable securities	922,389	1,672,544	(61,225)	943,668
Derivative financial instruments	(133,211)	(84,713)	866,530	891,074
Foreign exchange transactions	117,500	133,695	(770)	31,088
Compulsory deposits	97,552	188,056	135,774	285,268

EXPENSES ON FINANCIAL INTERMEDIATION	(1,775,476)	(3,119,562)	(912,305)	(2,541,965)
Deposits and securities sold	(1,281,905)	(2,343,808)	(680,298)	(2,045,425)
Borrowings and onlendings	(355,577)	(533,093)	(39,347)	(197,606)
Provision for lending, leasing and other credits losses	(137,994)	(242,661)	(192,660)	(298,934)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	497,069	1,179,518	1,160,063	1,899,881

OTHER OPERATING INCOME (EXPENSES)	(215,380)	(574,724)	(631,453)	(1,038,466)
Services rendered	385,835	766,051	363,432	686,150
Salaries, benefits, training and social security	(356,561)	(689,008)	(305,100)	(589,471)
Other administrative expenses	(389,289)	(772,794)	(383,591)	(756,724)
Financial transaction and other taxes	(63,269)	(126,806)	(79,222)	(142,803)
Equity in the results of subsidiary companies	268,971	468,701	259,385	451,981
Other operating income	152,591	180,704	105,297	192,268
Other operating expenses	(213,658)	(401,572)	(591,654)	(879,867)

OPERATING INCOME	281,689	604,794	528,610	861,415

NON-OPERATING INCOME (EXPENSE)	(974)	(13,520)	2,503	3,171
Income	7,372	9,968	14,377	20,290
Expense	(8,346)	(23,488)	(11,874)	(17,119)

INCOME BEFORE TAXES AND PROFIT SHARING	280,715	591,274	531,113	864,586

INCOME TAX AND SOCIAL CONTRIBUTION	61,853	75,436	(227,758)	(305,933)
Provision for income tax and social contribution	13,352	(503)	(48,988)	(91,614)
Deferred tax asset	48,501	75,939	(178,770)	(214,319)

PROFIT SHARING	(37,952)	(85,949)	(30,864)	(67,841)
Management	(1,326)	(2,510)	(2,525)	(4,463)
Employees	(36,626)	(83,439)	(28,339)	(63,378)

NET INCOME	304,616	580,761	272,491	490,812

Number of outstanding shares (Note15a)	139,611,422,074	139,611,422,074	137,611,422,074	137,611,422,074
Net income per 1.000 shares: R$	2.18	4.16	1.98	3.57

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

For purpose of making our statement of income for the period ended June 30, 2003 directly comparable to 2004 reclassifications were made in Unibanco Consolidated to the net amount of Financial Expenses on Insurance, Private Retirement Plans and Annuity Products and Revenue on Marketable Securities of R$220,945 from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and it is adjusted to the changes in technical provision of unearned premium and to the deferred acquisition costs over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun.

The financial expenses related to the technical provision are recorded as “Financial Expenses”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

Marketable Securities	June 30, 2004	March 31,2004	June 30, 2004	March 31,2004
Trading assets	3,601,982	3,354,399	9,177,201	8,185,196
Available for sale	2,960,220	3,255,849	3,237,286	3,544,263
Held to maturity	4,924,671	4,673,314	6,173,892	5,795,260
Subtotal	11,486,873	11,283,562	18,588,379	17,524,719
Derivative financial instruments	381,968	524,591	357,190	420,488
Total	11,868,841	11,808,153	18,945,569	17,945,207
Current	6,920,919	7,033,915	13,258,316	12,501,404
Long-term	4,947,922	4,774,238	5,687,253	5,443,803

(b) Trading assets

	Unibanco

	June 30, 2004		March 31, 2004

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	3,420,035	3,419,801	3,087,982	3,092,170
Financial treasury bills	48,672	48,222	13,778	13,667
Treasury bills	3,306,398	3,304,821	3,060,893	3,063,770
Central bank notes	64,965	66,758	13,311	14,733

Brazilian sovereign bonds	50,740	50,683	80,359	80,297

Bank debt securities	-	-	37,687	38,666
Eurobonds	-	-	37,687	38,666

Open mutual funds (1)	94,914	94,914	90,198	90,198

Debentures	9,846	9,866	-	-

Other	28,780	26,718	53,839	53,068

Total	3,604,315	3,601,982	3,350,065	3,354,399

	Unibanco Consolidated

	June 30, 2004		March 31, 2004

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	5,712,645	5,711,278	4,909,962	4,914,463
Financial treasury bills	1,186,674	1,186,309	1,155,467	1,155,590
Treasury bills	4,138,238	4,135,560	3,560,353	3,563,293
Central bank notes	2,828	2,828	3,128	3,142
Treasury notes	384,786	386,581	191,014	192,438
Other	119	-	-	-

Brazilian sovereign bonds	156,048	155,991	119,634	119,500

Bank debt securities	312,710	312,710	332,076	333,309
Eurobonds	35,347	35,347	64,767	66,000
Time deposits	277,363	277,363	267,309	267,309

Open mutual funds (1)	2,272,965	2,271,711	2,156,287	2,156,287

Debentures	77,401	146,188	-	-

Other	584,115	579,323	582,045	661,637

Total	9,115,884	9,177,201	8,100,004	8,185,196
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

	June 30, 2004			March 31, 2004

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	6,947	(1,624)	5,323	152,607	441	153,048
Central bank notes	-	-	-	151,518	1,315	152,833
Other	6,947	(1,624)	5,323	1,089	(874)	215

Corporate debt securities	1,948,534	(86,082)	1,862,452	1,952,739	(95,495)	1,857,244
Debentures	1,912,792	(80,429)	1,832,363	1,919,189	(89,589)	1,829,600
Eurobonds	18,251	-	18,251	16,703	-	16,703
Other	17,491	(5,653)	11,838	16,847	(5,906)	10,941

Bank debt securities	1,036,077	3,912	1,039,989	1,096,508	2,805	1,099,313
Eurobonds	808,274	-	808,274	880,022	-	880,022
Mortgage notes	115,980	3,912	119,892	112,796	2,805	115,601
Time deposits	111,759	-	111,759	103,563	-	103,563
Other	64	-	64	127	-	127

Marketable equity securities	44,268	(3,718)	40,550	140,105	(4,724)	135,381

Open mutual funds (1)	11,906	-	11,906	10,863	-	10,863

Total	3,047,732	(87,512)	2,960,220	3,352,822	(96,973)	3,255,849

	Unibanco Consolidated

	June 30, 2004			March 31, 2004

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	341,960	(280)	341,680	545,171	2,747	547,918
Financial treasury bills	292,486	711	293,197	344,834	1,515	346,349
Treasury bills	1,153	(10)	1,143	1,113	1	1,114
Central bank notes	39,542	643	40,185	189,822	2,554	192,376
Other	8,779	(1,624)	7,155	9,402	(1,323)	8,079

Brazilian sovereign bonds	-	-	-	32,351	(43)	32,308

Foreign government	65,402	307	65,709	67,571	215	67,786

Corporate debt securities	2,199,301	(101,894)	2,097,407	2,226,231	(108,911)	2,117,320
Debentures	2,118,946	(91,747)	2,027,199	2,144,377	(99,462)	2,044,915
Eurobonds	30,341	(126)	30,215	32,636	(430)	32,206
Other	50,014	(10,021)	39,993	49,218	(9,019)	40,199

Bank debt securities	287,379	5,455	292,834	263,949	4,694	268,643
Eurobonds	28,105	1,543	29,648	19,051	1,888	20,939
Debentures	1,661	-	1,661	-	-	-
Mortgage notes	115,980	3,912	119,892	112,796	2,806	115,602
Time deposits	141,633	-	141,633	130,496	-	130,496
Other	-	-	-	1,606	-	1,606

Marketable equity securities	114,124	(15,767)	98,357	202,383	(11,836)	190,547

Open mutual funds (1)	341,299	-	341,299	319,637	104	319,741

Total	3,349,465	(112,179)	3,237,286	3,657,293	(113,030)	3,544,263
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco

	June 30, 2004		March 31, 2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	482,321	464,034	367,044	357,548
Between 3 months and 1 year	485,550	486,156	664,586	665,943
Between 1 and 3 years	1,215,263	1,209,160	1,343,473	1,318,978
Between 3 and 5 years	403,842	414,172	412,638	413,478
Between 5 and 15 years	200,093	203,733	223,396	223,775
No stated maturity (1)	260,663	182,965	341,685	276,127
Total	3,047,732	2,960,220	3,352,822	3,255,849

	Unibanco Consolidated

	June 30, 2004		March 31, 2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	262,521	244,000	282,248	272,633
Between 3 months and 1 year	475,792	476,593	471,718	464,899
Between 1 and 3 years	1,167,550	1,159,113	1,309,536	1,285,172
Between 3 and 5 years	478,006	488,291	512,844	514,052
Between 5 and 15 years	299,888	293,960	362,218	361,976
No stated maturity (1)	665,708	575,329	718,729	645,531
Total	3,349,465	3,237,286	3,657,293	3,544,263
____________________
(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Issuer/Type of investment				Amortized cost

Federal government	2,354,937	2,466,613	3,604,158	3,586,512
Financial treasury bills	-	-	148,732	183,738
Treasury bills	-	-	268	259
Central bank notes	419,943	544,041	900,634	968,668
Treasury notes	1,934,994	1,922,572	2,542,657	2,422,933
Other	-	-	11,867	10,914

Brazilian sovereign bonds	2,152,253	1,848,125	2,152,253	1,848,125

Corporate debt securities	304,220	283,592	304,220	285,639
Eurobonds	304,220	283,592	304,220	285,639

Bank debt securities	113,261	74,984	113,261	74,984
Eurobonds	113,261	74,984	113,261	74,984

Total	4,924,671	4,673,314	6,173,892	5,795,260

The fair value of these securities was R$4,968,841 (March 31, 2004 - R$4,911,778) in Unibanco and R$6,277,173 (March 31, 2004 - R$6,084,147) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$44,170 (March 31, 2004 - R$238,464) in Unibanco and R$103,281 (March 31, 2004 - R$288,887) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Maturity				Amortized cost

Less than 3 months	250,241	440,839	683,824	494,038
Between 3 months and 1 year	1,609,024	1,520,400	1,799,729	2,096,482
Between 1 and 3 years	1,229,630	1,125,267	1,447,887	1,290,223
Between 3 and 5 years	513,123	501,389	513,123	502,991
Between 5 and 15 years	1,110,774	928,001	1,110,774	928,001
More than 15 years	211,879	157,418	618,555	483,525
Total	4,924,671	4,673,314	6,173,892	5,795,260

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
By type
Discounted loans and notes	10,360,583	9,582,435	11,055,662	10,094,599
Financing	7,448,977	7,355,280	9,807,671	9,304,719
Agricultural	847,900	841,829	847,900	841,829
Real estate loans	928,710	894,293	928,710	894,293
Credit card	-	-	3,918,676	2,943,927
Total lending operations	19,586,170	18,673,837	26,558,619	24,079,367

Leasing operations	-	-	534,279	497,105
Advances on exchange contracts (1)	1,812,012	1,819,252	1,960,324	1,819,252
Total leasing operations and advances on exchange contracts	1,812,012	1,819,252	2,494,603	2,316,357

Guarantees honored	1,197	1,118	1,734	1,118
Other receivables (2)	256,972	261,474	692,300	651,538
Total other credits	258,169	262,592	694,034	652,656

Co-obligation on credit card customer financing (3)	-	-	298,105	294,391

Total risk	21,656,351	20,755,681	30,045,361	27,342,771

By maturity
Past-due for more than 15 days (Note 5 (d))	488,361	383,313	1,551,205	1,402,926
Falling due:
Less than 3 months (4)	7,741,361	7,350,190	12,483,768	10,968,491
Between 3 months and 1 year	6,228,433	5,786,541	7,683,028	6,939,155
Between 1 and 3 years	4,811,500	4,657,200	5,664,374	5,390,804
More than 3 years	2,386,696	2,578,437	2,662,986	2,641,395
Total risk	21,656,351	20,755,681	30,045,361	27,342,771
____________________
(1)	Recorded in “Other liabilities” and “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	June 30, 2004		March 31, 2004

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,345,715	6.2	1,301,969	6.3
Paper, pulp and wood products	1,222,678	5.6	1,128,055	5.4
Food, beverages and tobacco	1,191,443	5.5	1,300,400	6.3
Chemical and pharmaceutical	1,180,433	5.5	1,072,901	5.2
Basic metal industries	631,211	2.9	535,999	2.6
Production of machines and equipment	598,847	2.8	545,503	2.6
Automotive industry	542,578	2.5	636,785	3.1
Petroleum	467,186	2.2	455,442	2.2
Extractive	352,087	1.6	366,126	1.8
Textiles, clothing and leather goods	273,660	1.3	272,712	1.3
Electronic and communications equipment	252,382	1.2	85,208	0.4
Electric and electronic	219,669	1.0	218,454	1.0
Production of metal goods	140,598	0.6	271,042	1.3
Rubber and plastic	127,613	0.6	112,357	0.5
Other manufacturing industries	11,974	-	6,880	-
Subtotal	8,558,074	39.5	8,309,833	40.0
Retailers
Wholesale	1,603,070	7.4	1,520,673	7.3
Retail	1,132,744	5.2	1,091,105	5.3
Subtotal	2,735,814	12.6	2,611,778	12.6
Financial service
Financial companies	426,679	2.0	281,756	1.4
Insurance companies and private pension funds	4,405	-	4,400	-
Subtotal	431,084	2.0	286,156	1.4
Residential construction loans	292,425	1.3	273,945	1.3
Other services
Post office and telecommunications	1,148,411	5.3	1,051,193	5.3
Transportation	704,240	3.2	635,761	2.9
Construction	406,990	1.9	383,427	1.8
Agricultural	341,396	1.6	314,750	1.3
Real estate services	281,477	1.3	307,454	1.6
Association activities	129,831	0.6	124,640	0.4
Cultural and sports leisure activities	129,517	0.6	128,301	0.7
Health and social services	105,587	0.5	109,593	0.6
Education	97,579	0.5	82,514	0.4
Lodging and catering services	53,913	0.2	53,916	0.3
Other services	817,409	3.8	817,154	4.0
Subtotal	4,216,350	19.5	4,008,703	19.3
Agriculture, livestock, forestry and fishing	775,509	3.6	775,799	3.8
Individual
Consumer loans	3,869,017	17.9	3,738,962	18.0
Residential mortgage loans	705,687	3.3	684,475	3.3
Other	72,391	0.3	66,030	0.3
Subtotal	4,647,095	21.5	4,489,467	21.6
Total	21,656,351	100.0	20,755,681	100.0

	Unibanco Consolidated

	June 30, 2004		March 31, 2004

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,421,509	4.7	1,542,313	5.6
Paper, pulp and wood products	1,314,219	4.4	1,175,572	4.3
Food, beverages and tobacco	1,280,917	4.3	1,360,691	5.0
Chemical and pharmaceutical	1,254,750	4.2	1,099,668	4.0
Basic metal industries	712,684	2.4	604,533	2.2
Production of machines and equipment	638,588	2.1	563,121	2.1
Automotive industry	574,069	1.9	649,967	2.4
Petroleum	478,387	1.6	464,500	1.8
Extractive	377,732	1.3	389,602	1.4
Textiles, clothing and leather goods	347,423	1.1	283,800	1.0
Electronic and communications equipment	261,605	0.9	89,084	0.3
Electric and electronic	246,206	0.8	223,953	0.8
Production of metal goods	155,257	0.5	280,097	1.0
Rubber and plastic	144,727	0.5	122,857	0.4
Other manufacturing industries	27,835	-	7,568	0.1
Subtotal	9,235,908	30.7	8,857,326	32.4
Retailers
Wholesale	1,764,695	5.9	1,669,525	6.1
Retail	1,293,170	4.3	1,188,256	4.3
Subtotal	3,057,865	10.2	2,857,781	10.4
Financial service
Financial companies	228,360	0.7	97,171	0.4
Insurance companies and private pension funds	7,372	0.1	7,506	-
Subtotal	235,732	0.8	104,677	0.4
Residential construction loans	292,425	1.0	273,945	1.0
Other services
Transportation	1,397,800	4.6	1,252,346	4.6
Post office and telecommunications	1,174,293	3.9	1,070,282	3.9
Construction	446,631	1.5	422,457	1.5
Agricultural	375,204	1.2	334,527	1.2
Real estate services	323,962	1.1	350,011	1.3
Association activities	147,273	0.5	136,686	0.5
Cultural and sports leisure activities	138,050	0.5	132,865	0.5
Health and social services	118,852	0.4	119,287	0.4
Education	112,617	0.4	95,868	0.4
Lodging and catering services	62,346	0.2	61,951	0.2
Other services	1,181,938	3.9	903,755	3.4
Subtotal	5,478,966	18.2	4,880,035	17.9
Agriculture, livestock, forestry and fishing	775,509	2.6	775,799	2.9
Individual
Consumer loans	5,934,858	19.8	5,566,500	20.3
Credit card	4,216,781	14.0	3,238,318	11.8
Residential mortgage loans	705,687	2.4	684,475	2.6
Lease financing	39,239	0.1	37,885	0.1
Other	72,391	0.2	66,030	0.2
Subtotal	10,968,956	36.5	9,593,208	35.0
Total	30,045,361	100.0	27,342,771	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	June 30, 2004		March 31, 2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,751,890	12.7	2,592,388	12.5
50 following clients	4,916,862	22.7	4,748,445	22.9
100 following clients	3,327,270	15.4	3,310,229	15.9
Other clients	10,660,329	49.2	10,104,619	48.7
Total	21,656,351	100.0	20,755,681	100.0

	Unibanco Consolidated

	June 30, 2004		March 31, 2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,702,640	9.0	2,576,145	9.4
50 following clients	4,957,616	16.5	4,792,077	17.5
100 following clients	3,408,022	11.3	3,357,919	12.3
Other clients	18,977,083	63.2	16,616,630	60.8
Total	30,045,361	100.0	27,342,771	100.0

(d) Components of lending, leasing and other credits and aloowance for losses by risk level:

		Unibanco

		June 30, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,577,318	-	-	10,577,318	48.8	10,043	-
A	0.5	6,258,257	-	-	6,258,257	28.9	33,118	0.5
B	1.0	1,787,287	129,477	20,100	1,936,864	8.9	24,226	1.3
C	3.0	1,305,141	122,239	31,838	1,459,218	6.7	60,808	4.2
D	10.0	435,474	106,803	108,220	650,497	3.1	170,115	26.2
E	30.0	27,970	62,956	55,885	146,811	0.7	48,865	33.3
F	50.0	30,129	58,864	32,710	121,703	0.6	65,011	53.4
G	70.0	19,070	41,445	28,280	88,795	0.4	63,591	71.6
H	100.0	91,124	114,436	211,328	416,888	1.9	416,888	100.0
Total		20,531,770	636,220	488,361	21,656,351	100.0	892,665
% of total risk							4.1%

		Unibanco

		March 31, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,255,189	-	-	9,255,189	44.6	8,776
A	0.5	6,282,117	-	-	6,282,117	30.3	32,706	0.5
B	1.0	2,182,474	128,947	11,671	2,323,092	11.2	27,662	1.2
C	3.0	1,379,457	155,240	28,145	1,562,842	7.5	57,430	3.7
D	10.0	373,836	105,064	66,005	544,905	2.6	158,285	29.0
E	30.0	90,249	58,042	19,932	168,223	0.8	55,512	33.0
F	50.0	24,854	58,806	63,511	147,171	0.7	88,135	59.9
G	70.0	20,710	35,160	19,281	75,151	0.4	53,992	71.8
H	100.0	82,279	139,944	174,768	396,991	1.9	396,991	100.0
Total		19,691,165	681,203	383,313	20,755,681	100.0	879,489
% of total risk							4.2%

		Unibanco Consolidated

		June 30, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,766,724	-	-	11,766,724	39.2	14,105	-
A	0.5	11,336,830	-	-	11,336,830	37.7	86,972	0.8
B	1.0	1,956,338	181,360	286,966	2,424,664	8.1	44,721	1.8
C	3.0	1,736,037	161,527	174,038	2,071,602	7.0	122,377	5.9
D	10.0	474,168	126,851	283,289	884,308	2.9	211,408	23.9
E	30.0	246,991	70,734	154,058	471,783	1.6	151,584	32.1
F	50.0	50,305	64,496	138,144	252,945	0.8	133,144	52.6
G	70.0	30,807	45,057	116,165	192,029	0.6	136,388	71.0
H	100.0	118,588	127,343	398,545	644,476	2.1	644,476	100.0
Total		27,716,788	777,368	1,551,205	30,045,361	100.0	1,545,175
% of total risk							5.1%

		Unibanco Consolidated

		March 31, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,150,389	-	-	10,150,389	37.1	8,941	-
A	0.5	10,216,323	-	-	10,216,323	37.4	71,203	0.7
B	1.0	2,280,439	174,444	247,900	2,702,783	9.9	40,446	1.5
C	3.0	1,673,213	201,598	177,998	2,052,809	7.5	92,093	4.5
D	10.0	405,939	119,726	167,815	693,480	2.5	184,222	26.6
E	30.0	108,501	181,770	257,839	548,110	2.0	173,804	31.7
F	50.0	39,249	64,707	144,472	248,428	0.9	140,341	56.5
G	70.0	30,867	38,923	88,532	158,322	0.6	112,678	71.2
H	100.0	104,697	149,060	318,370	572,127	2.1	572,127	100.0
Total		25,009,617	930,228	1,402,926	27,342,771	100.0	1,395,855
% of total risk							5.1%
____________________
(1)	Include past-due for more than 15 days.

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On June 30, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$541,345 (March 31, 2004 - R$563,665) in Unibanco and R$726,365 (March 31, 2004 - R$738,447) in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

		Unibanco	Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Balance at the beginning of the period	879,489	987,750	1,395,855	1,548,643
Provision for loan losses	171,969	104,667	353,925	312,692
Balance of acquired company	-	-	144,949	3,321
Loan charge-offs	(158,793)	(212,928)	(349,554)	(468,801)
Balance at the end of the period	892,665	879,489	1,545,175	1,395,855

Loan recoveries (1)	37,966	27,473	30,886	62,132
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Assets - Other credits
Unsettled exchange purchases	2,409,005	2,242,717	2,567,504	2,242,717
Rights on foreign exchange sold	653,298	686,382	659,250	686,382
(-) Received advances	(101,163)	(266,128)	(101,448)	(266,128)
Income receivable from advances on exchange
contracts	22,502	19,632	25,587	19,632
Other	-	407	-	407
Total	2,983,642	2,683,010	3,150,893	2,683,010

Liabilities - Other liabilities
Unsettled exchange sales	663,550	688,301	669,521	688,301
Obligations for foreign exchange purchased	2,320,331	2,236,182	2,471,411	2,236,182
(-) Advances on exchange contracts	(1,812,012)	(1,819,252)	(1,960,324)	(1,819,252)
Other	(18,019)	372	(18,014)	372
Total	1,153,850	1,105,603	1,162,594	1,105,603

Off-balance sheet
Import credits outstanding	127,448	64,987	142,916	79,023
Confirmed export credits	15,398	18,800	16,375	19,128

(b) Statement of income

		Unibanco	Unibanco Consolidated

	Six-month ended June 30, 2004	Six-month ended June 30, 2004	Six-month ended June 30, 2004	Six-month ended June 30, 2004
Income from foreign exchange transactions	1,162,606	2,676,107	1,582,757	2,687,386
Expenses from foreign exchange transactions	(1,028,911)	(2,645,019)	(1,447,671)	(2,645,609)
Net gain on foreign exchange transactions	133,695	31,088	135,086	41,777
Adjustments:
Income (expenses) from foreign currency
financing (1)	85,179	101,750	99,602	101,750
Income (expenses) from foreign short-term
Investments (2)	13,182	2,945	13,232	2,945
Income (expenses) from obligations with foreign Bankers (3)	(184,767)	(51,413)	(210,306)	(51,414)
Adjusted total	(86,406)	53,282	(97,472)	53,281
Net gain on foreign exchange transactions adjusted	47,289	84,370	37,614	95,058
_______________
Registered	as follows:

(1)	“Lending operations”
(2)	“Revenue from marketable securities”
(3)	“Borrowings and onlendings”

7. Other Credits

		Unibanco	Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Sundry
Deferred tax (Note 17 (a))	1,362,417	1,309,641	2,801,242	2,467,338
Escrow deposits for civil and labor suits	998,504	910,754	1,934,233	1,761,520
Insurance premium	-	-	642,639	366,700
Prepaid taxes	201,146	79,816	527,269	511,921
Government retirement benefit advances	240,247	66,619	240,247	66,619
Notes and credits receivable	176,779	188,852	220,584	518,349
Receivables from purchase of assets	57,691	52,989	158,529	148,064
Receivables from credit card operations	-	-	122,046	306,155
Salary advances and other	40,376	23,716	39,388	15,795
Accounts receivable from subsidiaries	15,953	408,520	-	-
Other	575,746	564,983	1,328,599	930,846
Total	3,668,859	3,605,890	8,014,776	7,093,307
Current	946,082	1,050,369	3,059,681	2,267,276
Long-term	2,722,777	2,555,521	4,955,095	4,826,031

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

		June 30, 2004	March 31, 2004

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,835,082	8,810,018	3,171,076	9,223,391
Long-term assets	1,670,173	5,190,062	1,796,539	5,225,413
Permanent assets	73	228	89	259
Total assets	4,505,328	14,000,308	4,967,704	14,449,063

Current liabilities	2,631,307	8,176,786	3,241,887	9,429,352
Long-term liabilities	1,620,278	5,035,014	1,418,546	4,125,983
Deferred income	810	2,517	861	2,504
Branch equity	252,933	785,991	306,410	891,224
Total liabilities	4,505,328	14,000,308	4,967,704	14,449,063

	Six-month ended June 30, 2004		Six-month ended June 30, 2003

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period	74,198	230,571	142,401	408,976

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$124,885 (Six-month ended June 30, 2003 – exchange losses in the amount of R$620,392) in Unibanco and R$105,151 (Six-month ended June 30, 2003 – exchange losses in the amount of R$641,938) in Unibanco Consolidated, were recognized as “Other operating income”, in respect of the gains, and as “Other operating expense”, in respect of the losses. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)				Equity in results adjustments		Investments value

	Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income (loss)	Six-month ended June 30, 2004	Six-month ended June 30, 2003	June 30, 2004	June 30, 2003
Investments of Unibanco

Subsidiary companies
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,294,027	72,671	68,637	68,408	643,224	730,627
Unipart Participações Internacionais Ltd.	1,302	-	100.000	100.000	1,011,302	21,518	8,000	54,451	1,011,302	979,822
Unicard Banco Múltiplo S.A. (1)	117,629,258	101,832,650	100.000	100.000	950,091	551	55,201	53,358	803,964	798,075
Banco Fininvest S.A.	4	1	99.920	99.920	480,656	47,326	90,593	49,594	480,269	432,993
Unibanco Companhia de Capitalização (7)	4,194	-	99.992	99.992	356,517	26,815	21,737	-	356,487	-
Unibanco Empreendimentos e Participações Ltda. (7)	201,112	-	47.797	100.000	222,645	11,142	5,048	-	106,418	-
Banco Dibens S.A.	4,518,078	-	51.001	51.001	199,126	1,575	5,286	6,896	101,556	86,672
Unibanco Leasing S.A. –	265	-	99.999	99.999	147,882	11,433	33,078			13,452
Arrendamento Mercantil								10,959	147,881
Estrel Participações S.A. (3) and (7)	44,546	89,093	100.000	100.000	144,674	4,435	8,345	-	144,674	140,021
Banco BNL do Brasil S.A. (4)	2,769,089	2,769,390	99.965	99.965	140,177	47,086	47,070	-	140,114	-
Unibanco Empreendimentos Ltda. (7)	150,489	-	16.126	100.00	122,948	550	55	-	19,826	-
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	99.999	100.00	84,326	519	3,317	4,681	84,326	82,307
Interbanco S.A.	19,000	-	99.996	99.999	75,943	7,154	10,251	6,384	75,940	64,952
BWU Representação e Participações Ltda. (7)	13,785	35,841	60.000	60.000	67,357	3,158	1,113	-	40,414	-
Banco1.net S.A.	34,078	-	65.934	65.934	50,270	(292)	(781)	(2,051)	33,538	33,303
Unibanco Asset Management
Banco de Investimento S.A. (5)	1,468	1,468	99.999	99.999	23,527	4,149	10,680	5,979	23,527	19,354
Unibanco Serviços de Investimento Ltda. (5)	100	-	99.999	100.000	8,256	7,586	10,273	-	8,256	14,704
Companhia Hipotecária Unibanco – Rodobens (6)	3,250	-	50.000	50.000	4,177	45	35	741	2,088	2,026
Unibanco Representação e Participações Ltda. (7)	-	-	-	-	-	-	19,167	117,465	-	341,010
Others							7,760	24,897	232,665	-
Jointlly controlled companies(i)
Credicard S.A.- Administradora
de Cartões de Crédito	12,938	-	33.333	33.333	282,525	131,520	43,840	45,443	94,175	87,135
Serasa S.A.	364	349	19.045	19.120	147,684	33,528	2,008	-	28,127	-
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	131,240	9,075	511	-	25,002	-
Redecard S.A. (8)	200	400	31.943	31.943	49,120	60,109	15,597	-	15,690	-
Cibrasec – Companhia Brasileira de Securitização	8	-	12.499	12.499	54,155	4,357	545	675	6,769	6,257
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	32,143	3,867	348	-	8,036	-
Banco Investcred Unibanco S.A. (3)	-	-	-	-	-	-	3,248	6,899	-	65,450
Others							(2,261)	(2,798)	12,389	-
Total							468,701	451,981	4,646,657	4,038,075

Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	83,149	4,402	2,201	4,752	41,573	39,321
Others							2,778	110	7,648	6,703
Total							4,979	4,862	49,221	46,424

			Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

	Number of shares or quotas		Unibanco Consolidated

Main direct and indirect subsidiary companies invested by:	Common	Preferred
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	407,395	30,022
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	205,201	6,807
Unibanco Securities Ltd.	17,770	-	100.000	53,909	(2,461)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,354	8,476
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Previdência S.A.	465	-	99.999	167,815	13,930
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	41,652	512
Phenix Participações Ltda.	93,992	-	99.999	46,828	13,739
Banco Fininvest S.A.
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	-	100.000	14,604	4,500
Conabinu Participações Ltda. e Unipart Participações Internacionais Ltd.
Hipercard Administradora de Cartões de Crédito Ltda. (10)	7	-	100.000	222,644	20,000
Estrel Participações S.A.
Banco Investcred Unibanco S.A. (3)	95	-	49.997	171,405	23,180
Bib Cash Management Ltda.
Orbitall Serviços e Processamento de Informações Comerciais Ltda.(9)	17,333	-	33.333	169,986	12,438
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2) In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$47 million.

(3) The Extraordinary Shareholders’ meeting held on February 26, 2004, approved the capital increase in Estrel Participações S.A. in the amount of R$135,838 subscribed by Unibanco and paid through the assignment and transference of 95,284 common share of Banco Investcred Unibanco S.A. for its book value.

(4) Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. and its subsidiaries companies from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units. Thus, after the approval from the Brazilian Central Bank of the transaction, BNL will own, directly and indirectly, 1.43% of Unibanco's capital.

The BNL do Brasil had a credit portfolio of R$698.5 million, in addition a credit card and a consumer credit portfolio that included 107 thousand clients and 96 thousand cards issued.

The transaction also included the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities to Italian companies in Brazil.

(5) On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(6) On March 8, 2004, through the Private Instrument of Change in the articles of association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Such changes are subject to the approval of the Brazilian Central Bank.

(7) The Extraordinary shareholder’s meeting held on April 30, 2004 approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(8) In February 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(9) On April 30, 2004, Unibanco increased the capital of its subsidiary Bib Cash Management Ltda., by transferring 17.333.333 common shares of Orbitall Serviços e Processamento Ltda. at their book value of R$57,829 at March 31, 2004.

(10) On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., for the amount of R$628 million resulting in a goodwill of R$296,331 to be amortized in accordance with the expected period of benefit.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

	June 30, 2004	March 31, 2004	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Bandeirantes	809,674	825,513	31,159	24,258
Fininvest	335,825	342,362	13,076	9,330
Hipercard	288,415	-	7,916	-
Other	199,598	163,149	10,683	6,170
Total	1,633,512	1,331,024	62,834	39,758

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 14.87% (March 31, 2004 – R$15.92%) per annum, and are payable up to June 28, 2005.

(b) Euronotes

		Unibanco		Unibanco Consolidated

Maturity	Currency	June 30,2004	March 31, 2004	June 30,2004	March 31, 2004
Less than 3 months	US$	55,326	266,963	54,929	423,154
	EUR	79,379	414,752	79,379	266,902
		134,705	681,715	134,308	690,056

From 3 to 12 months	US$	716,404	693,669	988,182	954,015
	EUR	121,334	171,422	121,334	171,422
		837,738	865,091	1,109,516	1,125,437

From 1 to 3 years	US$	309,383	294,909	304,377	299,447
	EUR	8,912	16,970	8,912	16,970
		318,295	311,879	313,289	316,417

From 3 to 5 years	US$	23,436	21,790	32,625	30,390

From 5 to 15 years	US$	91,731	89,052	91,731	89,052

Total		1,405,905	1,969,527	1,681,469	2,251,352

The average interest rate as of June 30, 2004 was 3.33% (March 31, 2004 – 3.66%) per annum in Unibanco and 4.69% (March 31, 2004 – 4.60%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$42,019 (March 31, 2004 - R$36,189) in Unibanco and in Unibanco Consolidated with maturities up to May 27, 2009 and an average interest rate of 9.80% (March 31, 2004 – 10.20%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.53% (March 31, 2004 – 4.52%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of external legal counsels. Provisions recorded and respective changes in the period were as follows:

	Unibanco		Unibanco Consolidated

	June 30,2004	March 31, 2004	June 30,2004	March 31, 2004
Balance at the beginning of the period	939,958	867,445	1,943,449	1,812,161
Balance of acquired company/incorporated	16,450	-	90,843	-
Provision charged	121,065	96,283	159,502	175,415
Payments	(55,317)	(23,770)	(91,200)	(44,127)
Balance at the end of the period	1,022,156	939,958	2,102,594	1,943,449

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$200,565 (March 31, 2004 - R$156,734) in Unibanco and R$799,313 (March 31, 2004 - R$693,519) in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

Some subsidiary companies are involved in tax suits related to the Social Contribution applicable to their income, as they do not have or did not have, for a period, any employees. They are based on legal actions and on the favorable opinion of legal counsels.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$533,156 (March 31, 2004 - R$492,800) in Unibanco and R$803,622 (March 31, 2004 - R$743,906) in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$288,435 (March 31, 2004 - R$290,424) in Unibanco and R$499,659 (March 31, 2004 - R$506,024) in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of external legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

				Unibanco		Unibanco Consoliadated

	Issue	Maturity	Remuneration per annum	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	625,713	599,932	618,845	594,552
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	620,403	591,892	625,713	589,769
Step-up subordinated
callable notes (3)	April 2001	April 2006	2.45%	-	-	93,733	-
Subordinated time deposits (4)	December 2002	December 2012	102 % of CDI (5)	339,659	327,358	339,659	327,358
Total				1,585,775	1,519,182	1,677,950	1,511,679
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to its final maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	Subordinated time deposits can be redeemed from December 2007.
(5)	The Brazilian interbank interest rate.

(b) Sundry

		Unibanco	Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Sale of rights of receipt of future flow of payment orders abroad (1)	3,191,465	2,454,452	3,191,465	2,454,452
Payable to merchants - credit card	-	-	2,352,349	1,611,778
Provision for labor and civil litigation	821,591	783,224	1,303,281	1,249,930
Provisions for payroll and administrative
expenses	163,423	127,516	426,279	362,911
Payable related to insurance companies	-	-	385,454	261,075
Payable for official agreement	243,036	69,451	243,036	69,451
Debt assumption contracts	111,570	93,603	-	-
Amounts payable to associated company	6,208	5,263	-	-
Other	253,068	240,508	239,427	241,055
Total	4,790,361	3,774,017	8,141,291	6,250,652
Short-term	1,079,862	698,485	3,912,701	2,667,710
Long-term	3,710,499	3,075,532	4,228,590	3,582,942
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of Y$25,000,000 thousand, bearing three-month Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt to a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended June 30, 2004, the company sponsor contributions totaled R$1,399 (March 31, 2004 - R$443) in Unibanco and R$3,369 (March 31, 2004 - R$2,129) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On June 30, 2004, the total amount of stock options granted and not exercised was 1,094,812,000 Units. The stock options have an exercise period between January 21, 2005 and April 13, 2010 and an average price of R$95.42 per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	June 30, 2004			March 31, 2004

	Outstanding shares	Treasury stocks	Total	Total
Common	75,565,816,851	-	75,565,816,851	75,565,816,851
Preferred	64,045,605,223	1,274,411,244	65,320,016,467	65,320,016,467
Total	139,611,422,074	1,274,411,244	140,885,833,318	140,885,833,318

On April 30, 2004, the Extraordinary Shareholders Meeting approved the capital increase to R$5,000,000 through transfer from retained earnings, approved by the Brazilian Central Bank on June 16, 2004.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

Unibanco and Unibanco Holdings have begun the initial procedures to be effective the reverse stock split of their common and preferred shares, including Units. Thus, as from August 30, 2004, the reverse stock split will be done in the ratio of 100 shares to 1 share. In the same date, the Global Depositary Receipts (“GDRs”) traded in the international market will be represente 5 Units instead of the current 500 Units, without change in the number of GDRs issued or in its per share value.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On July 23, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$240,009, being R$1.6562 (R$1.4078 net of applicable tax) per 1,000 common shares and R$1.8218 (R$1.5485 net of applicable tax) per 1,000 preferred shares outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$81,603. The payment of the interest on capital was made from August 2, 2004 and represents, net of applicable tax, 37.0% of net income for the period after recognition of legal reserve.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDS had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized for a period of three months the acquisition at market prices of up to 256,178,254 common shares, 3,033,185,661 preferred shares Unibanco and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation without capital reduction.

228,000,000 preferred shares issued by Unibanco, 167,225,000 Units and 372,900 GDSs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares as treasury stock at an average price of R$46.16 per thousand shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 9, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and is subject to the approval of the Brazilian Central Bank.

(e) Statutory reserves

The balance is summarized as follows:

	June 30, 2004	March 31, 2004
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions up to a limit of 20% of capital stock	86,239	80,005

ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions up to a limit of 80% of capital stock	2,177,455	2,929,181

Total	2,263,694	3,009,186

(f) Retained earnings reserve

These reserve represents the appropriation based on the capital budget determined by management for the purposes of investment plans or acquisitions in the financial sector.

(g) Changes in stockholders’ equity

	June 30, 2004	March 31, 2004
Balance at the beginning of the period	7,358,186	7,155,896
Treasury stocks exchange	80,700	-
Prior year adjustments	138	2,054
Constitution of revaluation reserve of subsidiary companies	(206)	2,022
Price-level restatement of membership certificates	212	-
Fair value adjustments - marketable securities and derivatives	69,805	53,016
Net income for the quarter	304,616	276,145
Interest on own capital proposed	(109,062)	(130,947)
Balance at the end of the period	7,704,389	7,358,186

(h) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. During the first half 2004, 43 million preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 103.97% in the first six-month of 2004 compared to the same period of 2003, and the corresponding Unit value increase by 31.80%.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated

	Six-month ended June 30, 2004	Six-month ended June 30, 2003	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Foreign branches’ and subsidiary companies’ exchange gains	124,885	-	105,151	-
Dividends received from other investments	12,455	2,294	60,456	26,177
Monetary correction of income receivable	19,402	42,113	34,994	44,003
Monetary correction of restricted escrow
deposits	6,629	29,526	13,379	57,522
Monetary correction of prepaid taxes	3,303	15,811	3,303	15,811
Other	14,030	102,524	37,571	118,275
Total	180,704	192,268	254,854	261,788

(b) Other operating expenses

	Unibanco		Unibanco Consolidated

	Six-month ended June 30, 2004	Six-month ended June 30, 2003	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Provision for employees and civil litigations	150,743	113,379	217,893	155,214
Insurance expenses	-	-	66,392	80,826
Amortization of goodwill on acquired companies	57,034	42,146	62,834	39,758
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	60,394	21,111	60,394	21,111
Expense related to checks and billing, net	43,009	36,764	50,267	36,801
Exchange rate variation on other liabilities	8,880	-	8,880	-
Exchange rate losses on branches and subsidiaries abroad	-	620,392	-	641,938
Other	88,113	46,075	127,285	130,580
Total	408,173	879,867	593,945	1,106,228

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco

	March 31, 2004	Constitution	Realization	Balance of Acquired Companies	June 30, 2004
Allowance for lending losses	350,584	129,406	130,204	-	349,786
Other provisions not currently deductible	368,102	38,689	26,565	8,809	389,034
Tax loss and negative basis of social contribution carry-forwards	255,060	37,175	-	-	292,235
Social contribution carry-forwards (Provisional Measure 2158-35)	283,720	846	-	-	284,567
Subtotal	1,257,466	206,116	156,769	8,809	1,315,622
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	52,175	-	5,380	-	46,795
Net deferred tax assets	1,309,641	206,116	162,149	8,809	1,362,417
Total assets	1,309,641				1,362,417

	Unibanco

	December 31, 2003	Constitution	Realization	March 31, 2004
Allowance for lending losses	388,980	47,343	85,739	350,584
Other provisions not currently deductible	300,335	103,413	35,646	368,102
Tax loss and negative basis of social contribution carry-forwards	256,993	-	1,933	255,060
Social contribution carry-forwards (Provisional Measure 2158-35)	284,625	-	905	283,720
Subtotal	1,230,933	150,756	124,223	1,257,466
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	78,986	-	26,811	52,175
Net deferred tax assets	1,309,919	150,756	151,034	1,309,641
Total assets	1,309,919			1,309,641

	Unibanco Consolidated

	March 31, 2004	Constitution	Realization	Balance of Acquired Companies	June 30, 2004
Allowance for lending losses	492,644	151,533	143,206	41,747	542,718
Other provisions not currently deductible	695,545	73,479	53,622	185,388	900,790
Tax loss and negative basis of social contribution carry-forwards	701,993	57,896	15,849	71,812	815,852
Social contribution carry-forwards (Provisional Measure 2158-35)	491,547	-	2,800	-	488,747
Capital reduction on subsidiary company	(54)	54	-	-	-
Subtotal	2,381,675	282,962	215,477	298,947	2,748,107
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	65,880	1,278	14,023	-	53,135
Deferred tax obligations	(24,962)	(8,068)	(1,958)	-	(31,072)
Net deferred tax assets	2,422,593	276,172	227,542	298,947	2,770,170
Total assets	2,447,555				2,801,242
Total liabilities	24,962				31,072

	Unibanco Consolidated

	December 31, 2003	Constitution	Realization	March 31, 2004
Allowance for lending losses	545,438	86,024	138,818	492,644
Other provisions not currently deductible	632,163	137,489	74,107	695,545
Tax loss and negative basis of social contribution carry-forwards	704,308	7,256	9,571	701,993
Social contribution carry-forwards (Provisional Measure 2158-35)	492,453	-	906	491,547
Capital reduction on subsidiary company	-	-	54	(54)
Subtotal	2,374,362	230,769	223,456	2,381,675
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	92,236	1,119	27,475	65,880
Deferred tax obligations	(26,031)	-	(1,069)	(24,962)
Net deferred tax assets	2,440,567	231,888	249,862	2,422,593
Total assets	2,466,598			2,447,555
Total liabilities	26,031			24,962

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes

	Unibanco

	June 30, 2004			March 31, 2004

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2004	-	94,507	94,507	-	191,214	191,214
2005	10,721	440,167	450,888	9,808	432,867	442,675
2006	18,166	383,233	401,399	16,132	236,366	252,498
2007	27,808	108,350	136,158	21,088	91,324	112,412
2008	42,044	4,797	46,841	33,842	21,975	55,817
2009 thereafter	185,829	-	185,829	202,850	-	202,850
Total	284,568	1,031,054	1,315,622	283,720	973,746	1,257,466

	Unibanco Consolidated

	June 30, 2004			March 31, 2004

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2004	10,053	321,430	331,483	11,070	374,810	385,880
2005	27,172	727,031	754,203	23,909	647,871	671,780
2006	38,523	601,850	640,373	33,770	405,318	439,088
2007	51,115	259,977	311,092	42,354	202,075	244,429
2008	67,853	121,922	189,775	57,961	118,060	176,021
2009 thereafter	294,031	227,150	521,181	322,483	141,994	464,477
Total	488,747	2,259,360	2,748,107	491,547	1,890,128	2,381,675

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,135,029 (March 31, 2004 - R$1,072,653) in Unibanco and R$2,102,924 (March 31, 2004 - R$1,869,829) in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated

	Six-month ended June 30, 2004	Six-month ended June 30, 2003	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Income before income tax and social contribution, net of profit sharing	505,325	796,745	751,993	937,781
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(171,810)	(270,893)	(255,678)	(318,845)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	201,819	(77,798)	37,445	(216,606)
Interest on own capital paid or (received), net	69,520	47,921	91,326	83,934
Deferred tax credits of prior periods	-	-	15,234	52,493
Permanent differences (net)	(24,093)	(5,163)	14,289	27,880
Income tax and social contribution for the period	75,436	(305,933)	(97,384)	(371,144)

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31,2004
Co-obligation and risks for guarantees provided	3,494,876	3,368,985	3,269,449	3,342,802
Assets under management (mainly mutual investment funds)	26,787,727	26,086,031	30,502,856	29,323,584
Lease commitments	8,719	43,586	8,719	43,586

19. Related-Party Transactions (Unibanco)

	June 30, 2004	March 31, 2004
Assets
Cash and due from banks	133	-
Interbank investments	2,592,273	2,226,448
Marketable securities and derivative financial instruments	842,620	990,216
Interbank accounts	891	787
Lending operations	235,921	201,717
Other credits
Income receivable
Dividends and interest on capital	200,817	248,076
Negotiation and intermediation of securities	206,054	-
Sundry	9,903	402,470

Liabilities
Deposits	1,542,171	1,514,195
Securities sold under repurchase agreements	449,274	133,142
Resources from securities issued
. Securities abroad	52,308	33,413
Interbank accounts	16,306	9,033
Borrowings	162,366	141,475
Derivative financial instruments	85,819	99,064
Other liabilities
Social and statutory	217,512	146,741
Negotiation and intermediation of securities	197	529
Subordinated debt	1,559	7,503
Sundry	115,934	96,738

	Six-month ended June 30, 2004	Six-month ended June 30, 2003

Revenues
Lending operations	3,448	17,643
Marketable securities	208,226	359,813
Derivative financial instruments	(43,604)	297,104
Services rendered	91,691	64,725
Other operating income	3,678	-

Expenses
Deposits and securities sold	95,288	186,996
Borrowings and onlendings	2,655	-
Other administrative expenses	19,617	20,775
Other operating expenses	1,527	-

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions undertaken made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the business units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking perations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco

	June 30, 2004		March 31, 2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,833,785	5,834,572	4,776,782	4,781,372
Marketable securities	11,486,873	11,531,043	11,283,562	11,522,026
Lending operations	18,718,574	18,785,079	17,817,633	17,842,200
Derivatives, net	87,204	87,204	219,388	219,388

Liabilities
Interbank deposits	579,650	581,074	677,604	682,558
Time deposits	18,802,989	18,808,982	17,710,261	17,719,717
Mortgage notes	617,976	622,522	779,972	785,160
Resources from securities issued abroad	1,447,925	1,452,654	2,005,716	2,013,997
Subordinated debt	1,585,775	1,556,306	1,519,182	1,552,374
Other liabilities (Note 13 (b))	3,191,465	2,753,178	2,454,452	2,290,690
Treasury stocks	51,423	76,987	132,123	227,506

	Unibanco Consolidated

	June 30, 2004		March 31, 2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,550,030	3,550,818	2,835,409	2,839,999
Marketable securities	18,588,379	18,691,660	17,524,719	17,813,606
Lending operations	25,096,496	25,153,348	22,727,787	22,807,980
Derivatives, net	93,193	93,193	165,170	165,170

Liabilities
Interbank deposits	193,783	194,078	345,485	346,046
Time deposits	20,210,071	20,216,313	18,745,563	18,754,067
Mortgage notes	633,538	638,083	795,385	800,572
Resources from securities issued abroad	1,723,488	1,733,899	2,287,541	2,302,487
Subordinated debt	1,677,950	1,648,770	1,511,679	1,544,573
Other liabilities (Note 13 (b))	3,191,465	2,753,178	2,454,452	2,290,690
Treasury stocks	51,423	76,987	132,123	227,506

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	June 30, 2004		March 31, 2004

	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	888,630	888,630	(2,666,945)	(2,666,945)
Currencies	(557,340)	(557,340)	207,981	207,981
Interbank interest rate	1,066,355	1,066,355	(2,947,801)	(2,947,801)
Exchange coupon	374,448	374,448	59,277	59,277
Index	5,167	5,167	13,598	13,598

Forward contracts	26,846	44,954	635,234	669,092
Currencies	(57,127)	(39,035)	503,997	538,044
Fixed interest rate	83,973	83,989	131,237	131,048

Swap contracts	86,237	69,946	218,947	184,543
Currencies	(3,624,240)	(3,614,634)	(3,701,887)	(3,728,121)
Interbank interest rate	1,326,199	1,324,653	1,547,965	1,547,965
Fixed interest rate	837,128	840,010	708,141	713,451
Other	1,547,150	1,519,917	1,664,728	1,651,248

Swap contracts with daily reset	796,937	796,937	(4,026)	(4,026)
Currencies	796,937	796,937	967,715	967,715
Interbank interest rate	-	-	(971,741)	(971,741)

	Unibanco Consolidated

	June 30, 2004		March 31, 2004

	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	2,162,253	2,162,253	(1,454,179)	(1,454,179)
Currencies	(531,031)	(531,031)	232,800	232,800
Interest rate (3)	2,479,979	2,479,979	(1,690,039)	(1,690,039)
Exchange coupon	210,076	210,076	(10,538)	(10,538)
Index	3,229	3,229	13,598	13,598

Forward contracts	26,023	44,131	634,746	668,605
Currencies	3,470	21,561	565,077	599,124
Fixed interest rate	22,553	22,570	69,669	69,481

Swap contracts	94,231	76,911	165,854	130,848
Currencies	(2,897,289)	(2,887,642)	(2,484,036)	(2,509,624)
Interbank interest rate	1,578,547	1,575,990	1,088,793	1,088,793
Fixed interest rate	(134,109)	(131,221)	(134,997)	(131,021)
Other	1,547,082	1,519,784	1,696,094	1,682,700

Swap contracts with daily reset	919,101	919,101	(4,251)	(4,251)
Currencies	919,101	919,101	1,009,777	1,009,777
Interbank interest rate	-	-	(1,014,028)	(1,014,028)

Option contracts
Purchased option	39	39	199	199
Sale	39	39	199	199
United States of America treasury bills	39	39	27	27
Brazilian sovereign bonds	-	-	172	172
Sale option	78	192	235	235
Purchase	78	192	235	235
United States of America treasury bills	78	192	63	63
Brazilian sovereign bonds	-	-	172	172
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.
(3)	Refers, primarily, Interbank Interest Rate.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$30,733 (March 31, 2004 - R$29,446) due to purchase commitments and R$30,985 (March 31, 2004 - R$29,426) due to sale commitments.

On June 30, 2004, there were future transactions of R$1,929,415 (March 31, 2004 - R$1,061,791) in Unibanco and R$3,225,210 (March 31, 2004 - R$2,336,735) in Unibanco Consolidated and swap contracts in the amount of R$1,543,484 (March 31, 2004 - R$1,489,939) in Unibanco and R$1,975,789 (March 31, 2004 - R$1,880,191) in Unibanco Consolidated and forward contracts in the amount of R$842,572 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the period, in the amount of R$75,976 (March 31, 2004 - R$36,770) in Unibanco and R$90,984 (March 31, 2004 - R$42,765) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

During the first quarter of 2004, certain swap contracts prior classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the period, in the amount of R$8,829 .

On June 30, 2004, there were swap contracts in the amount of R$40,360 (March 31, 2004 - R$79,435) in Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$1,115 (March 31, 2004 - R$1,246), recorded as a debit in the income of the period and as a charge under Marketable Securities. The hedges as of June 30, 2004, were in accordance with the standards established by Brazilian Central Bank.

On June 30, 2004, there were swap contracts in the amount of R$452,027 (March 31, 2004 - R$631,237) in Unibanco and Unibanco Consolidated accounted for hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence not recorded at fair value. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(f) Fair value distributed by trade location

	Unibanco

	June 30, 2004			March 31, 2004

Exposure at fair value	BM&F	CETIP/Over the counter	Total	BM&F	CETIP/Over the counter	Total
Future contracts	888,630	-	888,630	(2,666,945)	-	(2,666,945)
Forward contracts	-	44,954	44,954	-	669,092	669,092
Swap contracts	(228,520)	298,466	69,946	(199,083)	383,626	184,543
Swap contracts with daily reset	796,937	-	796,937	(4,026)	-	(4,026)

	Unibanco Consolidated

	June 30, 2004			March 31, 2004

Exposure at fair value	BM&F	CETIP/Over the counter	Total	BM&F	CETIP/Over the counter	Total
Future contracts	2,162,253	-	2,162,253	(1,454,179)	-	(1,454,179)
Forward contracts	-	44,131	44,131	-	668,605	668,605
Swap contracts	(230,467)	307,378	76,911	(199,867)	330,715	130,848
Swap contracts with daily reset	919,101	-	919,101	(4,251)	-	(4,251)
Option contracts
Purchased position	-	39	39	-	199	199
Sale position	-	192	192	-	235	235

The amounts pledged to guarantee BM&F transactions were R$382,343 (March 31, 2004 - R$531,430) in Unibanco and R$461,415 (March 31, 2004 - R$607,373) in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Assets
Less than 3 months	45,860	48,017	40,850	33,178
Between 3 months and 1 year	280,657	370,642	260,790	309,450
Between 1 and 3 years	49,381	98,893	49,480	70,821
More than 3 years	6,070	7,039	6,070	7,039
Total	381,968	524,591	357,190	420,488

Liabilities
Less than 3 months	33,823	62,720	17,695	68,161
Between 3 months and 1 year	183,925	159,552	170,727	107,751
Between 1 and 3 years	73,032	76,760	71,591	73,235
More than 3 years	3,984	6,171	3,984	6,171
Total	294,764	305,203	263,997	255,318

	Unibanco		Unibanco Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Assets
Swap contracts	362,374	489,741	338,380	385,926
Forward contracts	19,594	34,850	18,771	34,363
Option contracts – premiums received	-	-	39	199
Total	381,968	524,591	357,190	420,488

Liabilities
Swap contracts	292,428	305,198	261,469	255,078
Forward contracts	2,336	5	2,336	5
Option contracts – premiums paid	-	-	192	235
Total	294,764	305,203	263,997	255,318

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco

	June 30, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(354,951)	837,868	385,836	19,877	888,630
Forward contracts	(216,456)	(470,477)	62,140	669,747	44,954
Swap contracts	7,500	83,945	(23,585)	2,086	69,946
Swap contracts with daily reset	590,083	206,854	-	-	796,937

	Unibanco

	March 31, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(477,066)	(2,288,331)	65,396	33,056	(2,666,945)
Forward contracts	292,304	(308,093)	33,892	650,989	669,092
Swap contracts	(15,550)	177,092	22,133	868	184,543
Swap contracts with daily reset	(378)	(3,648)	-	-	(4,026)

	Unibanco Consolidated

	June 30, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(426,680)	1,792,493	776,563	19,877	2,162,253
Forward contracts	(217,279)	(470,477)	62,140	669,747	44,131
Swap contracts	19,594	77,276	(22,045)	2,086	76,911
Swap contracts with daily reset	590,083	284,032	44,986	-	919,101
Option contracts
Purchased position	39	-	-	-	39
Sale position	192	-	-	-	192

	Unibanco Consolidated

	March 31, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(312,787)	(1,630,564)	456,116	33,056	(1,454,179)
Forward contracts	291,817	(308,093)	33,892	650,989	668,605
Swap contracts	(35,307)	167,701	(2,414)	868	130,848
Swap contracts with daily reset	(378)	(3,648)	(225)	-	(4,251)
Option contracts
Purchased position	199	-	-	-	199
Sale position	235	-	-	-	235

21. Statements of Cash Flows

		Unibanco

	Quarter ended June 30, 2004	Quarter ended March 31, 2004
Operating activities
Net income	304,616	276,145
Provision for loan losses	137,994	104,667
Deferred taxes	48,501	27,438
Reversal of foreclosed assets provision	(10,903)	6,879
Loss on sale of foreclosed assets and fixed assets	4,683	3,811
Amortization of goodwill on subsidiaries acquired	28,811	28,223
Equity in results of subsidiary and associated companies	(268,971)	(199,730)
Exchange gain on foreign investments	(68,762)	(7,833)
Depreciation and amortization	53,384	53,377
Changes in assets and liabilities
Increase in interbank investments	(3,842,392)	318,093
Increase in marketable securities and derivative financial instruments	(12,401)	(1,361,652)
Increase (decrease) in Central Bank compulsory deposits	(234,819)	208,117
Net change in interbank and interdepartmental accounts	(69,676)	4,879
Increase (decrease) in lending operations	(1,007,347)	740,320
Net change in foreign exchange portfolio	(287,477)	(35,100)
Increase in other credits and other assets	(94,481)	(115,769)
Increase in other liabilities	618,025	97,286
Increase (decrease) in deferred income	13,998	(1,358)
Net cash used in (provided by) operating activities	(4,687,217)	147,793

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	189,985	355,882
Proceeds from sale of foreclosed assets	15,861	5,816
Purchase/ increase of capital on investments in subsidiary and companies	(4,155)	(96,966)
Goodwill on subsidiaries companies	(35,777)	58,872
Proceeds from sale/decrease of capital in subsidiary and associated companies	15,254	273,841
Purchase of other investments	(7,183)	(4,844)
Proceeds from sale of other investments	5,528	-
Purchase of fixed assets	(13,788)	(34,067)
Proceeds from sale of fixed assets	11,786	551
Deferred charges	(20,346)	(28,830)
Net cash (used in) provided by investing activities	157,165	530,255

Financing activities
Increase (decrease) in deposits	1,447,861	513,739
Increase (decrease) in securities sold under repurchase agreements	3,331,428	(51,069)
Decrease in resources from securities issued	(719,788)	(429,419)
Increase (decrease) in borrowings and onlendings	546,512	(580,620)
Dividends paid	(47,419)	(192,590)
Net cash provided by (used in) financing activities	4,558,594	(739,959)

Net increase (decrease) in cash and due from banks	28,542	(61,911)

Cash and due from banks at the beginning of the period	786,312	848,223
Cash and due from banks at the end of the period	814,854	786,312
Net increase (decrease) in cash and due from banks	28,542	(61,911)

	Unibanco Consolidated

	Quarter ended June 30, 2004	Quarter ended March 31, 2004
Operating activities
Net income	304,616	276,145
Provision for loan losses	316,747	312,692
Technical provisions for insurance, annuity products and retirement plans	309,790	293,640
Deferred taxes	86,795	(8,290)
Reversal of foreclosed assets provision	(5,794)	8,753
Loss (gain) on sale of foreclosed assets and fixed assets	(9,870)	4,187
Amortization of goodwill on subsidiaries acquired	35,832	27,002
Equity in results of subsidiary and associated companies	1,082	(6,061)
Reversal of loss on sale of investments provision	-	1,160
Depreciation and amortization	98,474	93,296
Minority interest	41,096	32,752
Changes in assets and liabilities
Decrease (increase)in interbank investments	(3,591,312)	463,086
Increase in marketable securities and derivative financial instruments	(973.877)	(2,343.429)
Increase (decrease) in Central Bank compulsory deposits	(225,281)	192,137
Net change in interbank and interdepartmental accounts	(77,299)	48,301
Decrease (increase) in lending operations	(2,637,663)	380,823
Increase (decrease) in leasing operations	(39,523)	(22,815)
Net change in foreign exchange portfolio	(433,444)	(45,192)
Decrease (increase) in other credits and other assets	(607,272)	111,701
Increase (decrease) in other liabilities	2,285,612	(47,271)
Increase in deferred income	14,364	1,831
Net cash used in (provided by) operating activities	(5,106,927)	(225,552)
Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	250	400
Proceeds from sale of foreclosed assets	46,307	25,539
Purchase/ increase of capital on investments in subsidiary and associated companies	639, 059	(640,930)
Goodwill on acquisition of subsidiary companies	(338,320)	-
Proceeds from sale/decrease of capital in subsidiary and associated companies	(70)	70
Purchase of other investments	(2,803)	(10,453)
Purchase of fixed assets	(54,694)	(69,167)
Proceeds from sale of fixed assets	43,126	27,593
Deferred charges	(58,277)	(81,977)
Minority interest	(115,572)	(23,877)
Net cash provided by investing activities	159,006	(772,802)
Financing activities
Increase in deposits	1,914,687	2,057,061
Increase (decrease) in securities sold under repurchase agreements	3,012,441	(42,667)
Decrease in resources from securities issued	(725,900)	(382,327)
Increase (decrease) in borrowings and onlendings	898,181	(589,516)
Dividends paid	(47,419)	(192,590)
Net cash provided by financing activities	5,051,990	849,961
Net increase (decrease) in cash and due from banks	104,069	(148,393)
Cash and due from banks at the beginning of the period	934,908	1,083,301
Cash and due from banks at the end of the period	1,038,977	934,908
Net increase (decrease) in cash and due from banks	104,069	(148,393)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	June 30, 2004	March 31,2004
Assets
Current and long-term assets	13,984,871	13,615,652
Cash and due from banks	248,443	172,628
Interbank investments	3,042,443	2,262,149
Marketable securities	7,271,965	7,078,726
Interbank accounts	253,938	259,517
Lending and leasing operations	2,896,050	3,051,634
Other credits and other assets	272,032	790,998
Permanent assets	366,182	363,023
Total	14,351,053	13,978,675

Liabilities
Current and long-term liabilities	12,444,192	12,009,589
Deposits	2,962,491	2,803,724
Securities sold under repurchase agreements	1,432,071	1,231,726
Resources from securities issued	1,359,779	1,941,831
Interbank accounts	35,141	27,364
Borrowings and onlendings	1,832,032	1,998,492
Derivative financial instruments	6,370	41,508
Other liabilities	4,816,308	3,964,944
Deferred income	10,143	8,267
Minority interest	5	5
Stockholders’ equity	1,896,713	1,960,814
Total	14,351,053	13,978,675

Combined statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Revenue from financial intermediation	490,553	764,306
Expenses on financial intermediation	(157,413)	(195,420)
Provision for lending, leasing and other credits losses	17,203	(60,073)
Salaries, benefits, training and social security and other administrative expenses	(50,487)	(33,129)
Other operating income (expenses)	(49,629)	(6,665)
Non-operating income, net	(371)	(542)
Profit sharing	-	(12)
Net income for the period	249,856	468,465

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Phenix Seguradora S.A.:

Balance sheet	June 30, 2004	March 31, 2004
Assets
Current and long-term assets	6,680,168	6,144,343
Cash and due from banks	27,292	6,985
Marketable securities	5,646,135	5,239,273
Insurance credits and re-insurance	619,046	529,133
Other credits and other assets	387,695	368,952
Permanent assets	284,977	274,881
Total	6,965,145	6,419,224

Liabilities
Current and long-term liabilities	5,671,118	4,949,362
Technical provisions for insurance	1,579,817	1,475,779
Technical provisions for retirement plans	3,166,789	2,858,653
Insurance and re-insurance debts	284,420	232,672
Other liabilities	640,092	352,258
Stockholders’ equity	1,294,027	1,469,862
Total	6,965,145	6,419,224

Statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Gross premium written	1,038,639	901,729
Changes in technical reserves – insurance	(213,481)	(212,399)
Net claims incurred	(472,927)	(394,001)
Acquisition costs and other	(149,182)	(121,465)
Private pension contributions	595,277	536,791
Changes in technical reserves – retirement plan	(341,459)	(292,731)
Private retirement plan benefits	(252,771)	(261,996)
Other operating income	74,657	53,227
Other operating expenses	(112,660)	(81,439)
Administrative expenses	(129,662)	(117,581)
Tax expenses	(21,353)	(20,009)
Investment income	402,332	342,744
Financial expenses	(257,621)	(155,944)
Non-operating income net	1,366	(897)
Income tax and social contribution	(15,395)	(29,120)
Profit sharing bonus to employees	(8,000)	(9,452)
Net income for the period	137,760	137,457

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%), Redecard S.A. (31.943%) and Hipercard Administradora de Cartões de Crédito Ltda. (100%):

Combined balance sheet	June 30, 2004	March 31, 2004
Assets
Current and long-term assets	5,245,862	4,090,524
Cash and due from banks	9,366	17,717
Interbank investments	41,510	33,500
Marketable securities	642,690	604,704
Interbank and interdepartmental accounts	13,835	6,654
Lending operations	2,537,375	1,723,829
Other credits and other assets	2,001,086	1,704,120
Permanent assets	339,412	604,148
Total	5,585,274	4,694,672

Liabilities
Current and long-term liabilities	4,397,585	3,577,118
Deposits	686,557	730,733
Borrowings	172,384	185,217
Onlending in Brazil – governamental agencies	2,081	-
Resources from securities issued	632,523	594,195
Interbank and interdepartmental accounts	452	405
Derivative financial instruments	16,523	44,440
Other liabilities	2,887,065	2,022,128
Deferred income	314	-
Minority interest	70,756	-
Stockholders’ equity	1,116,619	1,117,554
Total	5,585,274	4,694,672

Combined statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Revenue from financial intermediation	707,553	575,554
Expenses on financial intermediation	(140,519)	(44,293)
Provision for lending, leasing and other credits losses	(179,411)	(187,011)
Services rendered	425,809	339,764
Salaries, benefits, training and social security and other administrative expenses	(316,825)	(273,935)
Other operating income (expenses)	(309,134)	(211,824)
Non-operating income, net	(2,418)	3,038
Income tax and social contribution	(61,039)	(54,810)
Profit sharing	(12,480)	(9,849)
Net income for the period	111,536	136,634

(d) The companies which carry out consumer credit operations include, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Creditec Crédito, Financiamento e Investimento S.A., Creditec Promovendas Ltda. e Creditec SP Promoções de Vendas Ltda.:

Combined balance sheet	June 30, 2004	March 31, 2004
Assets
Current and long-term assets	2,171,825	1,956,917
Cash and due from banks	8,056	3,715
Interbank investments	30,883	22,497
Marketable securities	64,856	60,923
Interbank and interdepartmental accounts	11,562	8,509
Lending operations	1,637,790	1,513,027
Other credits and other assets	418,678	348,246
Permanent assets	213,733	166,089
Total	2,385,558	2,123,006

Liabilities
Current and long-term liabilities	1,818,521	1,608,496
Deposits	1,213,135	1,089,049
Interbank and interdepartamental accounts	7,830	8,134
Borrowings	36,602	10,624
Derivative financial instruments	5,499	5,500
Other liabilities	555,455	495,189
Minority interest	684	-
Stockholders’ equity	566,353	514,510
Total	2,385,558	2,123,006

Combined statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Revenue from financial intermediation	655,730	596,382
Expenses on financial intermediation	(85,142)	(155,257)
Provision for lending, leasing and other credits losses	(213,949)	(193,059)
Salaries, benefits, training and social security and other administrative expenses	(267,654)	(230,020)
Other operating income (expenses)	43,459	50,348
Non-operating income, net	11	(83)
Income tax and social contribution	(21,545)	(7,743)
Profit sharing	(8,810)	(4,119)
Net income for the period	102,100	56,449

23. Other Information

(a) Assets leased to third parties, in the amount of R$882,242 (March 31, 2004 - R$874,743), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$475,831 (March 31, 2004 - R$491,340) and the residual value received in advance from these lessees amounts to R$381,801 (March 31, 2004 - R$408,269), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2004, the insurance coverage on properties and other assets in use totaled R$507,538 (March 31, 2004 - R$507,629) in Unibanco and R$1,006,154 (March 31, 2004 - R$1,113,157) in Unibanco Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - JUNE 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	June 30, 2004	March 31, 2004

CURRENT ASSETS	57,749,852	49,556,151

CASH AND DUE FROM BANKS	1,038,977	934,908

SHORT-TERM INTERBANK INVESTMENTS	13,997,163	10,419,067
Securities purchased under resale agreements	10,359,392	7,598,842
Interbank deposits	3,458,055	2,756,650
Foreign currency investments	179,716	63,575

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	13,258,316	12,501,404
Own portfolio	9,257,119	8,576,768
Subject to repurchase commitments	280,127	298,131
Pledged with Brazilian Central Bank	2,635,330	2,370,563
Pledged under guarantees rendered	784,100	913,314
Derivative financial instruments	301,640	342,628

INTERBANK ACCOUNTS	4,823,025	4,380,961
Payments and receipts pending settlement	665,167	449,987
Compulsory deposits:
- Brazilian Central Bank	4,149,232	3,923,951
- National Housing System - SFH	1,621	1,427
Correspondent banks	7,005	5,596

INTERDEPARTMENTAL ACCOUNTS	97,757	8,890
Third-party funds in transit	567	3,732
Internal transfers of funds	97,190	5,158

LENDING OPERATIONS	17,397,974	15,295,404
Lending operations:
- Public sector	295,698	347,299
- Private sector	18,317,168	16,054,432
Allowance for lending losses	(1,214,892)	(1,106,327)

LEASING OPERATIONS	278,604	263,290
Leasing operations:
- Private sector	283,214	268,279
Allowance for leasing losses	(4,610)	(4,989)

OTHER CREDITS	6,418,843	5,339,343
Foreign exchange portfolio	3,150,430	2,682,599
Income receivable	121,884	107,425
Negotiation and intermediation of securities	115,027	310,560
Sundry	3,059,681	2,267,276
Allowance for other credits losses	(28,179)	(28,517)

OTHER ASSETS	439,193	412,884
Other assets	194,116	186,271
Allowance for other assets losses	(54,775)	(60,835)
Prepaid expenses	299,852	287,448

LONG-TERM ASSETS	18,749,668	18,103,134

INTERBANK INVESTMENTS	91,975	78,759
Interbank deposits	91,975	78,759

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,687,253	5,443,803
Own portfolio	3,581,961	3,492,320
Subject to repurchase commitments	1,355,125	1,213,337
Pledged with Brazilian Central Bank	313,164	298,100
Pledged under guarantees rendered	381,453	362,186
Derivative financial instruments	55,550	77,860

INTERBANK ACCOUNTS	44,438	40,341
Compulsory deposits:
- National Housing System - SFH	44,438	40,341

LENDING OPERATIONS	7,658,560	7,432,383
Lending operations:
- Public sector	332,712	239,827
- Private sector	7,613,041	7,437,809
Allowance for lending losses	(287,193)	(245,253)

LEASING OPERATIONS	246,961	224,317
Leasing operations:
- Private sector	251,065	228,826
Allowance for leasing losses	(4,104)	(4,509)

OTHER CREDITS	4,956,905	4,826,656
Receivables on guarantees honored	1,734	1,118
Foreign exchange portfolio	463	411
Income receivable	3,669	3,355
Negotiation and intermediation of securities	2,141	2,001
Sundry	4,955,095	4,826,031
Allowance for other credits losses	(6,197)	(6,260)

OTHER ASSETS	63,576	56,875
Prepaid expenses	63,576	56,875

PERMANENT ASSETS	3,511,479	3,846,177

INVESTMENTS	1,849,593	2,168,939
Investments in subsidiary and associated companies	49,221	674,070
-Local	49,221	674,070
Goodwill on acquisitions of subsidiary companies	1,633,512	1,331,024
Other investments	230,506	227,585
Allowance for losses	(63,646)	(63,740)

FIXED ASSETS	956,229	982,247
Land and buildings in use	652,203	686,400
Other fixed assets	1,328,814	1,283,244
Accumulated depreciation	(1,024,788)	(987,397)

DEFERRED CHARGES	705,657	694,991
Organization and expansion costs	1,371,135	1,227,254
Accumulated amortization	(665,478)	(532,263)

T O T A L	80,010,999	71,505,462

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2004	March 31, 2004

CURRENT LIABILITIES	48,128,238	41,082,450

DEPOSITS	21,202,344	19,176,898
Demand deposits	2,953,415	2,524,814
Savings deposits	5,971,098	5,797,818
Interbank deposits	144,260	273,760
Time deposits	12,133,571	10,580,506

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,153,762	7,141,321
Own portfolio	1,603,234	1,340,480
Third parties portfolio	5,364,505	5,799,361
Unrestricted portfolio	3,186,023	1,480

RESOURCES FROM SECURITIES ISSUED	1,904,761	2,627,649
Mortgage notes	633,538	789,929
Securities abroad	1,271,223	1,837,720

INTERBANK ACCOUNTS	595,579	458,562
Receipts and payments pending settlement	585,394	449,527
Correspondent banks	10,185	9,035

INTERDEPARTMENTAL ACCOUNTS	508,528	413,097
Third-party funds in transit	508,342	374,722
Internal transfers of funds	186	38,375

BORROWINGS	3,905,134	3,188,614
Borrowings in Brazil - governmental agencies	349	316
Borrowings in Brazil - other institutions	190,022	178,822
Foreign borrowings	3,714,763	3,009,476

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,773,749	1,587,368
BNDES (National Economic Development Bank)	675,128	675,626
FINAME (National Industrial Financing Authority)	1,077,701	869,982
Other	20,920	41,760

FOREIGN ONLENDINGS	79,113	39,219
Foreign onlendings	79,113	39,219

OTHER LIABILITIES	8,005,268	6,449,722
Collection of taxes and social contributions	275,465	284,848
Foreign exchange portfolio	1,162,594	1,105,603
Social and statutory	426,196	183,657
Taxes and social security	423,229	337,655
Negotiation and intermediation of securities	273,619	360,835
Accounts payable for purchase of assets	42,309	41,612
Technical provisions for insurance and capitalization plans	1,288,368	1,256,511
Derivative financial instruments	188,422	175,912
Subordinated debt	12,365	35,379
Sundry	3,912,701	2,667,710

LONG-TERM LIABILITIES	23,316,404	22,142,746

DEPOSITS	8,126,023	8,236,782
Interbank deposits	49,523	71,725
Time deposits	8,076,500	8,165,057

RESOURCES FROM SECURITIES ISSUED	452,265	455,277
Mortgage notes	-	5,456
Securities abroad	452,265	449,821

BORROWINGS	462,323	310,764
Borrowings in Brazil - governmental agencies	781	814
Foreign borrowings	461,542	309,950

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,332,150	3,502,606
BNDES (National Economic Development Bank)	2,116,303	2,163,228
FINAME (National Industrial Financing Authority)	1,087,909	1,243,436
Other	127,938	95,942

FOREIGN ONLENDINGS	184,986	210,703
Foreign onlendings	184,986	210,703

OTHER LIABILITIES	10,758,657	9,426,614
Taxes and social security	1,011,105	881,008
Accounts payable for purchase of assets	3,647	22,156
Technical provisions for retirement plan company	3,774,155	3,384,802
Subordinated debt	1,665,585	1,476,300
Derivative financial instruments	75,575	79,406
Sundry	4,228,590	3,582,942

DEFERRED INCOME	94,626	80,262
Deferred income	94,626	80,262

MINORITY INTEREST	767,342	841,818

STOCKHOLDERS' EQUITY	7,704,389	7,358,186
Capital:	5,000,000	3,690,602
- Local residents	3,482,339	2,572,550
- Foreign residents	1,517,661	1,118,052
Capital reserves	158,685	158,473
Revaluation reserve on subsidiaries	9,807	10,013
Revenue reserves	2,683,579	3,650,033
- Legal	355,987	326,949
- Statutory reserves	2,263,694	3,009,186
- Special dividends not distributed	63,898	63,898
- Retained earnings	-	250,000
Unrealized gains and losses - marketable securities
and derivative financial instruments	(96,259)	(166,064)
Treasury stocks	(51,423)	(132,123)
Retained earnings	-	147,252

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	8,471,731	8,200,004

T O T A L	80,010,999	71,505,462

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)

	From April 1, 2004	From January 1, 2004	From April 1, 2003	From January 1, 2003
	To June 30, 2004	To June 30, 2004	To June 30, 2003	To June 30, 2003

REVENUE FROM FINANCIAL INTERMEDIATION	3,317,557	6,200,790	2,507,235	5,591,486
Lending operations	2,078,973	3,879,490	1,847,207	3,677,408
Leasing operations	29,969	54,290	17,693	40,341
Marketable securities	887,705	1,615,076	(278,061)	542,280
Financial results from insurance, pension plans and annuity products	205,675	413,600	130,074	403,039
Derivative financial instruments	(101,113)	(85,832)	648,969	600,270
Foreign exchange transactions	118,266	135,086	6,848	41,777
Compulsory deposits	98,082	189,080	134,505	286,371

EXPENSES ON FINANCIAL INTERMEDIATION	(2,272,326)	(3,958,825)	(895,910)	(2,747,124)
Deposits and securities sold	(1,414,489)	(2,496,388)	(314,993)	(1,557,258)
Interest and monetary correction on technical provision for insurance, pension plans and annuity products	(160,040)	(252,132)	(65,153)	(190,648)
Borrowings and onlendings	(381,050)	(580,866)	(102,949)	(302,550)
Provision for lending, leasing and other credits losses	(316,747)	(629,439)	(412,815)	(696,668)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,045,231	2,241,965	1,611,325	2,844,362

OTHER OPERATING INCOME (EXPENSES)	(644,523)	(1,370,555)	(1,046,301)	(1,820,882)
Services rendered	820,102	1,560,676	708,601	1,371,010
Insurance, annuity products and retirement plans premiums	901,635	1,735,514	867,452	1,571,944
Changes in technical provision for insurance, annuity products and retirement plans premiums	(309,790)	(603,430)	(330,387)	(596,341)
Insurance claims	(249,926)	(470,134)	(187,588)	(394,040)
Private retirement plans benefits expenses	(105,283)	(255,563)	(159,900)	(261,996)
Selling, other insurance and private retirement plans expenses	(69,438)	(130,470)	(48,360)	(98,132)
Credit card selling expenses	(86,931)	(156,994)	(56,401)	(109,228)
Salaries, benefits, training and social security	(484,116)	(943,128)	(421,387)	(821,504)
Other administrative expenses	(758,095)	(1,442,073)	(676,263)	(1,338,267)
Financial transaction and other taxes	(173,849)	(330,841)	(147,352)	(304,750)
Equity in the results of associated companies	(1,082)	4,979	2,887	4,862
Other operating income	193,222	254,854	145,696	261,788
Other operating expenses	(320,972)	(593,945)	(743,299)	(1,106,228)

OPERATING INCOME	400,708	871,410	565,024	1,023,480

NON-OPERATING INCOME (EXPENSE)	18,492	6,315	6,241	15,780
Income	33,117	41,747	23,689	41,751
Expense	(14,625)	(35,432)	(17,448)	(25,971)

INCOME BEFORE TAXES AND PROFIT SHARING	419,200	877,725	571,265	1,039,260

INCOME TAX AND SOCIAL CONTRIBUTION	(18,840)	(97,384)	(222,837)	(371,144)
Provision for income tax and social contribution	(89,055)	(175,889)	(107,303)	(205,775)
Deferred tax asset	70,215	78,505	(115,534)	(165,369)

PROFIT SHARING	(56,843)	(125,732)	(45,847)	(101,479)
Management	(1,326)	(2,510)	(3,425)	(7,958)
Employees	(55,517)	(123,222)	(42,422)	(93,521)

NET INCOME BEFORE MINORITY INTEREST	343,517	654,609	302,581	566,637

MINORITY INTEREST	(38,901)	(73,848)	(30,090)	(75,825)

NET INCOME	304,616	580,761	272,491	490,812

Number of outstanding shares (note15a)	139,611,422,074	139,611,422,074	137,611,422,074	137,611,422,074
Net income per 1.000 shares: R$	2.18	4.16	1.98	3.57

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The first half of 2004 was mainly characterized by the maintenance of the monetary policy and the recovery expansion of the industrial activity. Inflation was again a matter of concern in this period in view of the supply-side shock generated by the international commodity price uptrend. Furthermore, there was also the impact of exchange rate pressure on inflation expectations. External accounts, driven by the strong trade balance, helped maintaining the good liquidity in the FX market.

During the first half of this year, the positive performance of exports led to substantial monthly surpluses of the trade balance. The trade balance was positive by US$15.1 billion, roughly 45% higher than the figure for the same period last year, increasing the Brazilian 12-month trade surplus to US$29.5 billion, a historic record.

The domestic scenario generated by the continuing external adjustment has been intensified by the substantial fiscal result for the first half of 2004 with a primary surplus of 5.8% of GDP, thus strengthening the credibility of the fiscal policy. These public account results have been enough to maintain a debt/GDP ratio downtrend throughout this year, ending the month of June with a ratio standing at 56.0% vs. 58.7% at the end of the third quarter of 2003.

The counterpoint to this domestic scenario was the process of reduction in the liquidity on global capital markets due to expectations and the confirmation of a hike in the basic interest rate in the US economy. The Embi-Brazil reached 646 points at the end of the first half of 2004, an increase compared to the end of 2003, when it reached 463 points. Despite a higher Embi-Brazil, 183 points, robustness of the balance of payments led to a stable exchange rate that ended the first half of 2004 at R$3.11/US$, with a Brazilian Real depreciation of only 6.8%.

The first half of 2004 accumulated inflation (measured by the IPC-A consumer price index), at 3.5%, was higher than the accumulated figure of 2.5% for 2H03. This scenario prompted a more cautious approach. The Copom (Monetary Policy Committee) reduced the basic interest rate (Selic) by only 0.5% during the the first half of 2004, after a 10.0% reduction between June and December 2003. In the first half of 2004, expected real interest rate taking into account the yield curve and inflation expectations, fluctuated around 10.0% per annum.

The level of industrial activity, which slipped to a more modest level during the course of the first quarter of 2004, posted clear growth during the second quarter of 2004 and, therefore, did not jeopardize the outlook for consistent recovery of the level of activity in 2004.

Net Income and Stockholders’ Equity

The first half of 2004 net income rose to R$581 million, reflecting a 18.3% growth compared to the first half of 2003. In the second quarter of 2004, Unibanco’s net income amounted R$305 million, reflecting a 10.5% growth compared to the first quarter of 2004. Stockholders’ equity in June 2004 stood at R$7,704 million, representing a 12.5% increase when compared to June 2003.

In August 2004, Unibanco paid out R$204 million in net interest on capital stock, an increase of 22.9% year to year. This amount represents a 37% pay-out of the income for the the first half of 2004.

The investments acquired this semester, Hipercard and BNL, were consolidated in the second quarter of 2004. As a consequence, and for purposes of a better comparison, ROAE, ROAA, earnings per share, and financial margin were calculated based on monthly averages.

Assets

Unibanco’s consolidated total assets reached R$80,011 million on June 30th, 2004, representing an increase of 21.1% when compared to June 2003.

Securities Portfolio

The sale of securities classified as available for sale generated gains before taxes of R$5 million in the first half of 2004.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interest.

The market value of such securities stood at R$6,277 million on June 30th, 2004. The weighted average spread of this portfolio, funded by third parties, was 5.2% per annum in June 2004.

Loan Portfolio

Consolidated loan portfolio stood at R$30,045 million in June 2004, an increase of 14.7% and 9.9% in the last twelve and three months, respectively. Credit card companies, consumer finance portfolio, and small, micro and medium companies loans posted greater growth.

Balance and Changes in Allowance for Loan Losses

At the end of June 2004, the balance for the consolidated allowance for loan losses totaled R$1,545 million, representing 5.1% of the portfolio.

Whereas the portfolio expanded by 9.9% during the quarter, the provision required during this period dropped by 17.8%. This improvement in credit quality is also reflected on the ratio that measures net write-off vs. total risk.

Funding

On June 30, 2004, Unibanco’s overall funding reached R$93,712 million, including R$30,503 million in investment funds and assets under management. Total local and foreign funding stood at R$63,209 million by the end of June 2004.

Assets under management and investment funds managed by UAM – Unibanco Asset Management, ended June 2004 with R$30,503 million in assets, up 32.5% compared to June 2003 and 4.0% compared to March 2004. (also refer to Businesses Highlights – Wealth Management).

Funding in foreign currency posted an increase of 14.9% year to year, totaling R$16,077 million at the end of June 2004, mainly due to the appreciation of the dollar during the period.

Unibanco issued a US$100 million Eurobond in January 2004. The 18-month transaction matures on August 10th, 2005, and offers a 3% coupon per annum and semi-annual payments. The launch price was 99.927%, providing investors with a 3.05% yield per annum. In May 2004, Unibanco completed a new securities issue, through a program of securitization of payment orders, to a total of US$ 200 million. The Notes have a seven-year term and pay interest on a quarterly basis; they mature on April 15th, 2011. Amortization will take place in equal and consecutive payments starting on July 15th, 2007. The issue’s duration is five years and it offers a U.S. dollar coupon of 0.50% a year over the U.S. quarterly Libor rate.

    Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	18.1	16.7
Changes in risk weighted assets	(1.0)	(1.0)
Net foreign exchange exposure	(1.1)	(1.7)
Changes in market risk - interest rates	(0.1)	(0.1)
Stockholders' equity growth	0.8	2.8
Tier I	0.7	1.5
Tier II - December 2003	0.1	1.3
BIS Ratio on June 30, 2004	16.7	16.7

The BIS ratio stood at 16.7%, above the minimum required by the Brazilian Central Bank of 11%.

In June 2004, the Fixed Asset ratio stood at 48.3%.

Businesses Highlights

BNL Brasil Acquisition

Unibanco acquired, based on the balance sheet of May 31st 2004, the total capital of Banco BNL do Brasil S.A. (BNL Brasil) from Banca Nazionale del Lavoro S.p.A. (BNL). BNL received one billion of Units and will own, directly and indirectly, 1.43% of Unibanco’s capital. The transaction is subject to the approval of the relevant regulatory authorities.

BNL Brasil owned a credit portfolio of R$698.5 million further to credit card and consumer finance operations that includes some 107 thousand clients and 96 thousand cards issued.

The transaction also includes the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities and services to Italian companies in Brazil.

Retail

During the first half of 2004, 342 thousand new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the semester, 6.2 million clients under the Unibanco brand. The average number of products per checking account holder stood at 6.3, above the 5.7 figure of June 2003.

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 14,069 points of service at the end of June 2004, distributed as follows:

  867 branches and in-store branches (inside supermarkets and stores);
  398 corporate-site branches;
  164 Fininvest stores, including 49 Creditec points-of-sale converted into Fininvest stores;
  10,055 Fininvest points-of-sale (retailers);
  182 LuizaCred stores;
  333 PontoCred stores; and
  2,070 Banco 24 Horas sites (ATMs).

The recent acquisitions have added:

  162 Creditec points-of-sale and 64 Creditec stores (49 of them already converted into Fininvest stores); and
  63,258 points-of-sale affiliated to HiperCard credit card, in addition to the 119 Bompreço stores.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, Ponto Frio stores), LuizaCred (a partnership signed with Magazine Luiza department store chain), and, more recently, also by Tricard, Creditec, and HiperCard.

Unicard

Unicard’s credit card business had earnings of R$30 million in the second quarter of 2004. In the first half of 2004, earnings stood at R$63 million, an increase of 16.7% when compared to the first half of 2003. The first half of 2004 annualized ROAE was 57.9%.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,593 million in the second quarter of 2004, a 12.7% growth vs. the first quarter of 2004 and 21.3% above the second quarter of 2003. The credit portfolio reached R$1,045 million in the quarter, 6.2% above the previous period. In June, the number of cards issued stood at 5.2 million, up 8.3% quarter to quarter and 30% year to year.

HiperCard

HiperCard, the credit card business from Bompreço supermarket chain and acquired by Unibanco in March 2004, had net earnings of R$20 million from March 1st to June 30th 2004. ROAE was 31.0% in the quarter. At the end of June, Hipercard’s credit portfolio stood at R$836 million, comprising 63,258 affiliated stores and 2.5 million cards and 1.7 million clients.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$55 million to Unibanco’s second quarter of 2004 results. The volume of transactions of Credicard increased by 7% in the second quarter of 2004, when compared to the same period of last year, totaling 61 million.

Fininvest

Fininvest’s equity income was of R$47 million in the second quarter of 2004, an increase of 6.8% quarter to quarter and 104.3% year to year. Annualized ROAE was 47.7% in the period. The equity income accumulated figure for the first half of 2004 reached R$91 million, up 82% year to year and ROAE in the period stood at 46.1%.

The company, excluding LuizaCred, ended the first half of 2004 with R$1,220 million in credit portfolio, a 4.2% growth when compared to the first quarter of 2004 and 8.5% over the last 12 months. Revenues in the quarter reached R$1,003 million, a 12.2% growth quarter to quarter and up 13.7% year to year.

Active customers totaled 4.3 million at the end of June, when Fininvest had 164 stores (including the 49 Creditec stores converted into Fininvest stores) and 10,055 points-of-sale.

Fininvest has signed a partnership with retail chain Lojas Americanas S.A. (LASA) to extend credit to the chain’s clients. LASA, founded 75 years ago, owns 130 points-of-sale in 18 Brazilian states and the Federal District and its stores are visited by approximately 1 million clients daily.

This semester, Fininvest launched the Ipiranga card, the first private-label card in the fuel market. Ipiranga has more than 4,500 Ipiranga flag gas stations.

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$4 million in the second quarter of 2004 with annualized ROAE of 36.9% for the period. In the first half of 2004, LuizaCred had net income of R$11 million, 37.5% above the first half of 2003. The volume of financed sales reached R$164 million in the quarter, up 7.9% quarter to quarter and 33.3% Y-oY. The company ended the semester with 1.2 million active customers and R$332 million in loan portfolio, an increase of 40.7% over the last 12 months.

PontoCred

PontoCred posted net income of R$8 million in the second quarter of 2004, up 33.3% year to year. Accumulated net income for the first half of 2004 was R$ 23 million with annualized ROAE at 31% in the period. At the end of June, the loan portfolio totaled R$759 million, an increase of 36% in 12 months. The total number of active customers reached 3.2 million.

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$1.6 million in the second quarter of 2004 and R$ 3.8 million in the first half of 2004. The bank ended the period with a R$1,668 million loan portfolio, up 27.6% year to year.

Unibanco Capitalização

The annuity business of Unibanco Capitalização ended the second quarter of 2004 posting gross sales of R$82 million, up 20.6% when compared to the same period of last year and up 13.9% when compared to the first quarter of 2004. The gross sales accumulated figure for the semester was R$154 million, up 13.2% year to year.

The managerial result in the second quarter of 2004 reached R$19 million, representing a growth of 35.7% when compared to the first quarter of 2004 and 11.8% above the second quarter of 2003. The accumulated result of the annuity business reached R$34 million in the six-month period.

Investshop

Unibanco Investshop Corretora, Investshop Corretora new denomination, reached R$2.4 billion in trading volume in the second quarter of 2004, a 200% growth when compared to the same period of last year. On March 1st 2004, Unibanco Corretora started using the operational platform of Unibanco Investshop Corretora in the São Paulo Stock Exchange (Bovespa), aiming at rationalize, increase synergies and modernize the operational processes of both brokerage houses. Investshop is the largest online broker in Latin America with a special performance in the investment funds and federal public bonds (Tesouro Direto) distribution, having a 13.1% market share of the “home broker” trading volume in the São Paulo Stock Exchange (Bovespa).

Blockbuster

BWU Com. e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, ended the semester with 119 stores, of which 111 are wholly-owned and 8 are sub-franchisees. The company posted gross revenues of R$72.6 million and equity income of R$1.9 million to Unibanco, which owns 60% of the company.

Wholesale

Mergers and Acquisitions

During the first semester, Unibanco kept its leadership in mergers and acquisitions, as the most active Brazilian bank in this segment in the domestic market, according to Thomson ranking. During this period, Unibanco acted as financial advisor in 6 mergers and acquisitions transactions, totaling a volume of more than R$1,255 million.

Syndicated Loans

In the second quarter of 2004, Unibanco led syndicated loan transactions in Reais to Coelce, Global Telecom and Sanasa and also participated in other transactions, totaling a volume of R$ 669 million.

Correspondent Banking

Unibanco ended the first half of 2004 with more than US$1.6 billion of funds borrowed from correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations. The main highlights of the period are the contracts signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$20 million credit line, and the with the Export Import Bank of India (India Eximbank) for the credit line of US$10 million. These transactions boost the import financing of Asian products and consolidate Unibanco’s leadership in the local market in the multilateral institutions and governmental international trade agencies on-lending.

Foreign Exchange and Trade

Unibanco stepped up its short-term export financing activities (ACC and ACE), having closed contracts in the first half of 2004 of a total of US$932 million, almost the same volume in contracts for the entire year of 2003 (US$1 billion).

Unibanco sought product diversification, focusing on the structuring of differentiated transactions, among which a contract for a pioneering Export Credit Note stands out. This contract, totaling US$100 million for a three-year term, was one of the first of its kind in the market.

In terms of foreign exchange import contracts, Unibanco closed transactions in the amount of US$2.3 billion, from a total market volume of US$25.2 billion, thus increasing its participation to 9.3% (Source: Central Bank).

Project Finance

In the first half of 2004, four financial advisory mandates were completed in the sanitation and electric power sectors, totaling R$1 billion in investments in infrastructure. In the sanitation sector, the highlight was a R$300 million issue of private debentures of the Companhia de Saneamento Básico do Estado de Minas Gerais S.A. – COPASA (the State of Minas Gerais Sanitation Company), for a 10-year term. The funds will be used in investments in the water supply and sanitary sewage systems, as part of a R$469 million investment program. In the electric energy sector, the highlight is the completion of financing transactions totaling R$132 million for the hydroelectric power stations of Itiquira (in the state of Mato Grosso do Sul) and Picada (in the state of Minas Gerais). These power stations account jointly for investments in excess of R$ 500 million.

Equities

In the first half of 2004, Unibanco took part in all the Brazilian market’s main stock offerings. One of the highlights was the R$878 million global offering of preferred stock of Gol – Linhas Aéreas Inteligentes (Gol Intelligent Airlines) for which Unibanco acted as the Lead Coordinator of the Brazilian Offering. Unibanco was also one of the coordinators in the common stock offering of the CCR – Companhia de Concessões Rodoviárias, totaling R$375 million, and in the Natura Cosméticos cosmetic company offering, which amounted to R$768 million, and in the preferred stock offering of América Latina Logística – ALL (América Latina Logistics), which amounted to R$588 million. In the secondary market, Unibanco traded approximately R$6.2 billion at Bovespa.

Fixed Income

In the first half of 2004, Unibanco coordinated two transactions in the domestic fixed-income market. In the domestic market, the highlight was a R$1.2 billion issue of Braskem S.A. debentures. In the international market, Unibanco acted as a coordinator of a US$150 million issue maturing in 2009 for Odebrecht Overseas Ltd., guaranteed by its controlling company CNO - Construtora Norberto Odebrecht S.A. In the secondary market, Unibanco traded some R$200 million in corporate securities in Brazil and US$8.5 billion in sovereign debt and corporate securities abroad.

Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$79 million in the second quarter of 2004, up 36.2% year to year. The annualized ROAE was 23.4% in the second quarter of 2004.

The second quarter of 2004’s consolidated revenues for insurance, extended warranty and private pension plans amounted to R$1,163 million, 13.2% above the first quarter of 2004 and up 20.8% year to year.

Unibanco’s insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.5% market share (May 2004 figures, does not include extended warranty).

Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$4,847 million at the end of the semester, increasing 12% compared to the first quarter of 2004 and 36.2% vs. the second quarter of 2003.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written totaled R$721 million in the second quarter of 2004, up 38.7% year to year. In the second quarter of 2004, an advertisement campaign of the new version of the women insurance was launched, boosting the sale of personal accident insurance policies in the period.

In the quarter, the results of Phenix, the insurance company acquired from Fiat Group at the end of 2003, were consolidated. Phenix insurance policies portfolios have been managed by Unibanco AIG Seguros since June 2004.

The combined ratio, that measures the efficiency of the insurance companies, was 99.6% in the second quarter of 2004. The extended combined ratio, which includes financial revenues, reached 88.9%.

Personnel and administrative expenses (including DPVAT – Mandatory Auto Insurance) amounted to R$62 million in the second quarter of 2004. The permanent attention to processes and costs contributed to reduce the ratio of administrative expenses over retained premiums. In the quarter, this ratio was 11.3% compared to 14.3% in the second quarter of 2003.

According to the latest industry data, released by SUSEP as of May 2004, Unibanco AIG Seguros maintained the leadership in the fire, D&O (Directors & Officers), international transportation, aviation, petrochemical risks and risks associated with power generation and distribution.

The insurance and extended warranty companies’ technical reserves reached R$1,077 million at the end of the second quarter of 2004, up 13.7% quarter to quarter.

The extended warranty business, formed by UAW and Garantech, the latter a joint venture with Multibrás, posted a net income of R$ 1.5 million in the second quarter of 2004, up 14.5% quarter to quarter. Garantech’s revenues in the period totaled R$86 million, approximately 4 times higher than the one obtained in the second quarter of 2003 and almost twice the first quarter of 2004 figure. The revenue growth is related to the increase in the sale of home appliances and to a contract signed with a leading Brazilian retailer. Altough there is no official statistics of the segment, the company estimates that based on its home appliances sales penetration and on its client base, it has a market share of above 80% in its business.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$14 million in the second quarter of 2004, up 7.7% year to year. Revenues for the quarter reached R$442 million, up 19.5% quarter to quarter.

Unibanco AIG Previdência ranked fourth in pension plan sales up to May 2004, with 9.9% market share, according to the ANAPP official data. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s data for May 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$468 million. The company services approximately 1,200 corporate clients and 689 thousand individual customers.

Technical reserves stood at R$3,370 million at the end of the first half of 2004, up 11.6% quarter to quarter and 38.5% year to year.

Wealth Management

Unibanco Asset Management (UAM) ended the second quarter of 2004 with R$30.5 billion in assets under management and custody, up 32.5% year to year and 13.2% when compared to December 2003. The semester accounted for positive fund raising of R$1.8 billion, mainly from the retail and institutional segments. In June 2004, UAM was ranked 5th in ANBID’s Global Ranking of Third Parties’ Assets under Management, going up two positions in the quarter. Also in June 2004, UAM’s market share was 4.9%, compared to 4.7% in the same month of the previous year.

The Private Banking business ended the second quarter of 2004 with assets under management of R$11.7 billion, which represents an increase of 18% year to year. R$4.2 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 9%, holding the 2nd position in the segment’s global ranking published by ANBID in June 2004.

Performance Overview

Results

Net income in the first half of 2004 stood at R$581 million, up 18.3% when compared to the same period of last year. In the second quarter of 2004, Unibanco reached a net income of R$305 million, up 11.7% when compared to the second quarter of 2003.

Investments abroad totaled R$1.9 billion and R$2.0 billion at the end of June 2004 and March 2004, respectively. During the course of the first half of 2004, these investments abroad were reduced by dividends payments.

During the second quarter of 2004, these investments were almost 100% hedged, reducing the effect of exchange rate fluctuation in the quarter. Income tax and social contribution expenses are impacted by the non-deductibility of the exchange rate fluctuation.

Fees from Services Rendered

In the first half of 2004, total fees amounted to R$1,561 million, an increase of 13.9% when compared to the first half of 2003. In the second quarter of 2004, total fees reached R$820 million, increasing 10.7% when compared to last quarter.

In the first half of 2004, banking fees reached R$809 million, increasing 9.2% compared to the first half of 2003. Fee revenues from the credit card business reached R$565 million in the first half of 2004, growing 16.7% year to year. Revenues from credit cards reached R$321 million in the second quarter of 2004, influenced by the consolidation of HiperCard in this quarter.

Fee revenues from assets under management reached R$187 million in the first half of 2004, presenting a growth of 28.1% over the past year. During the same period, the volume of assets under management increased 32.5%.

Fee revenues over administrative and personnel expenses (recurrent revenues and expenses) increased from 63.5% in the first half of 2003 to 65.4% in the first half of 2004.

Personnel and Administrative Expenses

Excluding the acquisitions, total personnel expenses grew R$110 million (13.4%) in the first half of 2004 compared to the same period last year. In the second quarter of 2004, these expenses increased R$15 million (3.3%) when compared to the previous quarter.

At the Multiple Bank, in the first half of 2004 personnel expenses presented a R$100 million (17.0%) growth year to year, as a result of the increase in the sales force in the branch network, and the wage increase of 12.6% after the collective bargaining agreement applicable to the bank employees category in September 2003. When compared to last quarter, the increase of R$23 million (6.9%) in the second quarter of 2004 is explained by the seasonal effect of employees’ vacations.

Personnel expenses in the bank’s subsidiaries, excluding the effect of the acquisitions, presented a growth of only R$10 million in the first half of 2004, or 4.3% when compared to the first half of 2003, even considering the average wage increase of 12.0% as a result of the collective agreements of last year.

In the second quarter of 2004, personnel expenses in the bank’s subsidiaries, not considering the acquisitions, dropped by R$8 million (6.4%) comparing to the first quarter of 2004, mostly influenced by the external administrative services of call center in Credicard. In the first half of 2004, the subtotal of other administrative expenses presented an increase of R$66 million (4.9%) compared to the first half of 2003. Compared to the first quarter of 2004, the expenses posted a growth of 6.2% in the second quarter of 2004.

The Multiple Bank was impacted by R$29 million (3.8%) in 1H04 due to the readjustment of the public utilities tariffs, rental and software maintenance contracts, lease agreements, mailing expenses, larger expenses with marketing campaigns and the external administrative services in Credicard.

In the second quarter of 2004, the increase of R$42 million (6.2%) in the subtotal compared to the first quarter of 2004, is explained by the increase of R$17 million in marketing campaigns and in Credicard expenses, as mentioned above.

Other Operating Income and Expenses

In the second quarter of 2004, other operating income and expenses account was an expense of R$225 million, the same level of the previous quarter when it reached R$219 million.

Unibanco Pessoas (Human Resources)

In June 2004, Unibanco’s staff totaled 29,319 professionals, an increase of 1,090 employees when compared to March 2004. This growth in the first quarter of 2004 is mainly due to the incorporation of Creditec’s and HiperCard’s staff.

In the second quarter of 2004, about R$6.2 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad, and the People Management Program. Since the inception of the latter, in October 2003, 73% of Unibanco’s managers were trained, including 1,277 managers in the second quarter of 2004.

The new Private Retirement Plan for employees, called Futuro Inteligente (Intelligent Future), offers a number of improved features, such as the opportunity to contribute with higher percentages than those allowed in the former plan, based on the participant’s age range; the possibility of retiring as from the age of 50; and four alternatives for enjoying the benefits of the plan in the event that the employee leaves the company prior to retiring. The program is offered to all employees and allows for rising company contributions, depending on the returns on equity.

As part of the significant changes in organizational structure announced in April 2004, Unibanco offered to a group of executives a specific program allowing them to anticipate retirement with unique benefits.

Corporate Governance

The best corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with to basic requirements of transparency and market credibility. Backed by a professional management, the bank adopted clear management procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and the capacity to act promptly whenever required by scenario changes.

Organizational Structure Changes

During the second quarter of 2004, the changes in the highest level of the organization were finalized:

The following executives now report directly to Mr. Pedro Moreira Salles, CEO of the bank:

  Márcio Schettini: Retail
  João Dionísio Amoêdo: Wholesale
  José Rudge: Insurance
  Demósthenes Pinho Neto: Wealth Management
  Geraldo Travaglia: Planning, Control and Operations
  Daniel Gleizer: Risk and Macro Research
  Lucas Melo: Legal, Compliance, Auditing and Governmental Relations
  Marcos Caetano: Corporate Communication
  Marcelo Orticelli: Unibanco People (Human Resources)

The Board of Directors is formed by the following members:

  Chairman: Pedro Sampaio Malan
  Vice-Chairman: Pedro Moreira Salles

Directors:

  Armínio Fraga
  Gabriel Jorge Ferreira
  Israel Vainboim
  Joaquim Francisco de Castro Neto
  Pedro Bodin

The Board Members and Executives election that occurred in the semester is pending Brazil’s Central Bank homologation.

Reverse Stock Split

Unibanco and Unibanco Holdings initiated the necessary procedures for the implementation of the reverse stock split of their shares (common, preferred and Units). The reverse stock split will be done at the ratio of 100 shares for every 1 share and will be effective as of August 30th 2004. The shares will be quoted on a per share basis and will be negotiated in lots of 100 shares. In the same date, the Global Depositary Receipts (GDRs) traded abroad will each represent 5 Units, instead of 500 Units. There will be no change in the number of GDRs issued or in the value of their pricing.

The reverse stock split will provide more efficiency in controlling and in the relationship with the shareholders, and operational costs reduction, as well as being one more step in the quest for increasing liquidity for the shares in the local market.

Social Responsibility

Equator Principles

Since June 2004, Unibanco started adopting the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. So far, 24 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco is the only Brazilian – and emerging market – bank in this group.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A” need to present an action plan for mitigating such risks. Since 2002, Unibanco has been complying with these criteria for approving disbursements under IFC credit line. Now, the policies are being extended to include all infrastructure projects involving more than US$50 million, regardless of the credit fund involved.

Environmental Education on Wheels

As part of the celebration of Unibanco’s 80th anniversary, the Educação Ambiental Sobre Rodas (Environmental Education on Wheels) program was launched in early August. Six trucks will drive in groups of two through a number of the country’s cities, covering three different routes (South, inner-state São Paulo/Southeast and North/Northeast/Midwest), aiming at encouraging environmental education among students and teachers of the 1st to 4th grades of elementary school in the municipal school systems. Each group will consist of one truck equipped with a “cinema”, showing a movie on Environmental Education, and another truck with an interactive exhibition area, showing pictures and videos, divided into areas that deal with the themes of Biodiversity, Water, Air, Garbage, Energy and Sustainable Consumption. The trucks will be parked in highly visible areas and will be visited by schools, by prior appointment, with the support of each town’s education bureau.

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

Throughout the second quarter of 2004, the Institute signed new partnerships and has been actively participating in the development of important social projects that will benefit hundreds of youngsters, people with disabilities and the environment, such as: Projeto Educacional São Paulo 450 anos (partnership with Instituto Votorantim), Projeto Ver in ten municipalities of the states of Paraíba, Bahia and Pernambuco (partnership with Associação de Apoio à Alfabetização Solidária); Projeto Rocinha do Saber at Rio de Janeiro (partnership with Fundação Roberto Marinho and Viva Rio); Direitos Humanos nas Escolas, in São Paulo (partnership with O Centro de Direitos Humanos –CDH); Fazendinha at Niterói-RJ (partnership with Associação Pestalozzi from Niterói); IT and citizenship schools model expansion in Paraná (partnership with CDI- Comitê para Democratização da Informática); Estúdio Aprendiz in Salvador – BA (partnership Cipó- Comunicação Interativa); Natureza Jovem – Protetores da Serra, in Ceará (partnership with Associação Caatinga); Convívio Verde em Niterói-RJ, (partnership with Centro de Assessoria ao Movimento Popular-CAMPO), Centro de Educação Ambiental Juiz de Fora in Minas Gerais (association with Meio Ambiente de Juiz de Fora – AMAJF) and support to the Center for Brazilian Studies of Columbia University.

Moreira Salles Institute

In the second quarter of 2004, the Moreira Salles Institute cultural centers and exhibitions were visited by more than 65 thousand people, totaling an audience of 139 thousand people in the first half of 2004, already above the number of visitors during the whole year of 2003.

It is worth mentioning the more than 2,000 guided visits realized at the exhibition “São Paulo, 450 anos: a imagem e a memória da cidade” of the Instituto Moreira Salles, receiving more than 32 thousand visitors, the majority of them being students from the public schools network.

The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted some 883 thousand spectators during the quarter, totaling 1.7 million in the first half of 2004.

(Convenience translation into English from the original previously issued in Portuguese )

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - JUNE 30, 2004	Corporate Legislation
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS’ EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units)

01	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	NON LISTED SUBSIDIARY COMPANY	100.00	13.13
INDUSTRIAL, COMMERCIAL AND OTHERS		1,302	1,302

02	UNICARD BANCO MÚLTIPLO S.A	LISTED SUBSIDIARY COMPANY	100.00	10.44
FINANCIAL INSTITUTION		219,461,908	219,461,908

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - JUNE 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in June 30, 2004:

Shareholders	Shareholders’ Nationality	Common Shares/quotas		Preferred shares		Total

		Quantity	%	Quantity	%	Quantity	%

Unibanco – União de Bancos
Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	72,995,091,491	96.60	9,995,782,669	15.30	82,990,874,160	58.91
-Caixa Brasil SGPS, S.A.	Portuguese	364,157,814	0.48	6,393,842,186	9.79	6,758,000,000	4.80
- Treasury stocks		-	-	1,274,411,244	1.95	1,274,411,244	0.90
- Others		2,206,567,546	2.92	47,655,980,368	72.96	49,862,547,914	35.39
Total		75,565,816,851	100.00	65,320,016,467	100.00	140,885,833,318	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,582	78.62	201,196,915	0.38	24,979,007,497	29.62
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	11.79	6,758,000,000	12.79	10,471,843,587	12.42
- Treasury stocks		-	-	1,339,602,024	2.54	1,339,602,024	1.59
- Others		3,022,933,350	9.59	44,517,089,838	84.29	47,540,023,188	56.37
Total		31,514,587,519	100.00	52,815,888,777	100.00	84,330,476,296	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,877,234,616	86.63	-	-	13,877,234,616	86.63
- Walther Moreira Salles Júnior	Brazilian	778,903,572	4.86	-	-	778,903,572	4.86
- Pedro Moreira Salles	Brazilian	778,903,573	4.86	-	-	778,903,573	4.86
- João Moreira Salles	Brazilian	584,177,679	3.65	-	-	584,177,679	3.65
- Others		2	-	-	-	-	-
Total		16,019,219,442	100.00	-	-	16,019,219,442	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in June 30, 2004:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	72,995,091,491	96.60	9,995,782,669	15.30	82,990,874,160	58.91

Management
Board of directors	11,659	-	295,180,361	0.45	295,192,020	0.21
Board of officers	34,299	-	655,716,366	1.01	655,750,665	0.47

Treasury stocks	-	-	1,274,411,244	1.95	1,274,411,244	0.90

Other shareholders	2,570,679,402	3.40	53,098,925,827	81.29	55,669,605,229	39.51

Total	75,565,816,851	100.00	63,320,016,467	100.00	140,885,833,318	100.00

Outstanding shares (**)	2,570,725,360	3.40	54,049,822,554	82.75	56,620,547,914	40.19

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 65,900,002 preferred shares and 229,280,359 Units. The amount recorded of preferred shares of the Board of Officers is composed by 1,063,569 preferred shares and 654,652,797 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in June 30, 2003.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	72,995,091,491	96.59	10,059,542,485	15.40	83,054,633,976	58.95

Management
Board of directors	11,660	-	76,696,238	0.12	76,707,898	0.05
Board of officers	9,000	-	52,046,050	0.08	52,055,050	0.04

Treasury stocks	-	-	3,274,411,244	5.01	3,274,411,244	2.33

Other shareholders	2,753,632,198	3.41	51,854,392,952	79.39	54,428,025,150	38.63

Total	75,568,744,349	100.00	65,317,088,969	100.00	140,885,833,318	100.00

Outstanding shares (**)	2,573,652,858	3.41	51,983,135,240	79.59	54,556,788,098	38.72

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 2 preferred shares and 76,696,236 Units. The amount recorded of preferred shares of the Board of Officers is composed by 1,000,000 preferred shares and 51,046,050 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ José Lucas Ferreira de Melo
José Lucas Ferreira de Melo
Investor Relations Officer